Filed Pursuant to Rule 424(b)(2)

Registration No. 333-182394

Calculation of Registration Fee

Title of Each Class of Securities Offered	Aggregate Offering Price(1)	Amount of Registration Fee(2)
4.375% Senior Notes due 2041	U.S.$1,177,425,000	U.S.$134,932.91

(1)	The U.S. dollar equivalent of the aggregate offering price of the notes has been calculated using the exchange rate for July 30, 2012 of U.S.$1.5699 = £1.00, as reported by Bloomberg.
(2)	The registration fee is calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PROSPECTUS SUPPLEMENT

(To Prospectus Dated June 28, 2012)

América Móvil, S.A.B. de C.V.

£750,000,000 4.375% Senior Notes due 2041

We are offering £750,000,000 aggregate principal amount of our 4.375% senior notes due 2041 (the “notes”). We will pay interest on the notes on August 7 of each year, beginning on August 7, 2013. The notes will mature on August 7, 2041.

The notes will rank equally in right of payment with all of our other unsecured and unsubordinated debt obligations from time to time outstanding. The notes will not be guaranteed by any of our subsidiaries.

In the event of certain changes in the applicable rate of Mexican withholding taxes on interest, we may redeem the notes, in whole but not in part, at a price equal to 100% of their principal amount plus accrued interest to the redemption date. We may redeem, in whole or in part, the notes at any time by paying the greater of the principal amount of the notes to be redeemed and the “make-whole” amount, plus accrued interest to the redemption date. See “Description of Notes—Optional Redemption” in this prospectus supplement.

We will apply to list the notes on the Official List of the Luxembourg Stock Exchange for trading on the Euro MTF Market.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-10 of this prospectus supplement and page 4 of the accompanying prospectus.

	Price to Public(1)	Underwriting Discounts	Price to Underwriter	Proceeds to América Móvil(1)
4.375% Senior Notes due 2041	97.828%	0.250%	97.578%	£731,835,000

(1)	Plus accrued interest, if any, from August 7, 2012.

THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE SOLELY OUR RESPONSIBILITY AND HAVE NOT BEEN REVIEWED OR AUTHORIZED BY THE COMISIÓN NACIONAL BANCARIA Y DE VALORES (THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION, OR “CNBV”). THE TERMS AND CONDITIONS OF THIS OFFER WILL BE NOTIFIED TO THE CNBV FOR INFORMATIONAL PURPOSES ONLY AND SUCH NOTICE DOES NOT CONSTITUTE A CERTIFICATION AS TO THE INVESTMENT VALUE OF THE NOTES OR OUR SOLVENCY. THE NOTES MAY NOT BE OFFERED OR SOLD IN MEXICO, ABSENT AN AVAILABLE EXCEPTION UNDER ARTICLE 8 OF THE LEY DEL MERCADO DE VALORES (MEXICAN SECURITIES MARKET LAW). IN MAKING AN INVESTMENT DECISION, ALL INVESTORS, INCLUDING ANY MEXICAN CITIZEN WHO MAY ACQUIRE NOTES FROM TIME TO TIME, MUST RELY ON THEIR OWN EXAMINATION OF US.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the notes will be made in book-entry form through the facilities of Clearstream Banking, société anonyme (“Clearstream”) and Euroclear Bank S.A./N.V. (“Euroclear”) on or about August 7, 2012.

Sole Book-Running Manager

Deutsche Bank

The date of this prospectus supplement is July 30, 2012

We are responsible for the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein. Neither we nor the underwriter has authorized any person to give you any other information, and neither we nor the underwriter takes any responsibility for any other information that others may give you. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates. We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

In connection with the offering of the notes, Deutsche Bank AG, London Branch, or any person acting for it may over-allot the notes or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail. However, there is no assurance that Deutsche Bank AG, London Branch, or any person acting for it will undertake any stabilization action. Any stabilization action may begin at any time after the adequate public disclosure of the final terms of the offer of the notes and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the closing date and 60 days after the date of the allotment of the notes. Any stabilization action or over-allotment must be conducted by Deutsche Bank AG, London Branch, or any person acting for it in accordance with all applicable laws and regulations.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights key information described in greater detail in this prospectus supplement or the accompanying prospectus, including the documents incorporated by reference. You should read carefully the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference before making an investment decision.

AMÉRICA MÓVIL

We provide telecommunications services in 18 countries. We are the largest provider of wireless communications services in Latin America, based on the number of subscribers, with the largest market share in Mexico and the third-largest in Brazil, in each case based on the number of subscribers. We also have major fixed-line operations in Mexico, Brazil and 12 other countries. The table below provides a summary of the principal businesses we conduct and the principal brand names we use in each country where we operated as of June 30, 2012.

Country	Principal Brands	Principal Businesses
Mexico	Telcel	Wireless
	Telmex	Fixed line
Argentina	Claro	Wireless, fixed line
Brazil	Claro	Wireless
	Embratel	Fixed line, satellite, Pay TV
	Net	Pay TV
Chile	Claro	Wireless, fixed line, Pay TV
Colombia	Claro	Wireless, fixed line, Pay TV
Costa Rica	Claro	Wireless
Dominican Republic	Claro	Wireless, fixed line, Pay TV
Ecuador	Claro	Wireless, fixed line, Pay TV
El Salvador	Claro	Wireless, fixed line, Pay TV
Guatemala	Claro	Wireless, fixed line, Pay TV
Honduras	Claro	Wireless, fixed line, Pay TV
Nicaragua	Claro	Wireless, fixed line, Pay TV
Panama	Claro	Wireless, Pay TV
Paraguay	Claro	Wireless
Peru	Claro	Wireless, fixed line, Pay TV
Puerto Rico	Claro	Wireless, fixed line, Pay TV
Uruguay	Claro	Wireless, fixed line
United States	Tracfone	Wireless

The following table sets forth, as of June 30, 2012, the number of our wireless subscribers and our revenue generating units, or “RGUs,” in the countries where we operate. RGUs consist of fixed lines, broadband accesses and cable or direct-to-home pay television (“Pay TV”) units. The table includes total subscribers and RGUs of all of our consolidated subsidiaries and affiliates, without adjustment where our equity interest is less than 100%.

The table reflects the geographic segments we use in our consolidated financial statements, including the following: (a) Southern Cone refers to Argentina, Chile, Paraguay and Uruguay; (b) Andean Region refers to Ecuador and Peru; (c) Central America and Caribbean refers to Costa Rica, Dominican Republic, El Salvador, Guatemala, Honduras, Nicaragua, Panama and Puerto Rico.

June 30, 2012 (in thousands)
Wireless subscribers:
Mexico	68,120
Brazil	62,966
Southern Cone	27,089
Colombia	29,375
Andean Region	23,311
Central America and Caribbean	19,631
United States	21,337

Total wireless subscribers	251,829

RGUs:
Mexico	22,732
Brazil	26,288
Southern Cone	1,411
Colombia	3,891
Andean Region	989
Central America and Caribbean	5,919

Total RGUs	61,230

Our principal operations are:

•

Mexico Wireless. Our subsidiary Radiomóvil Dipsa, S.A. de C.V. (“Telcel”), which operates under the name Telcel, is the largest provider of wireless telecommunications services in Mexico, based on the number of subscribers.

•	Mexico Fixed Line. Our subsidiary Teléfonos de México, S.A.B. de C.V. (“Telmex”) is the only nationwide provider of fixed-line telephony services in Mexico.

•

Brazil. Several of our subsidiaries operating under the unified brand Claro together constitute one of the three largest providers of wireless telecommunications services in Brazil, based on the number of subscribers. Our subsidiary Embratel Participações S.A., together with its subsidiaries, is one of the leading providers of telecommunications services in Brazil, and our subsidiary Net Serviços de Comunicação, S.A. (“Net Serviços”) is the largest cable television operator in Brazil. Together they offer triple-play services in Brazil, with a cable television network that passed 15.3 million homes as of June 30, 2012.

•

Southern Cone. We provide wireless telecommunications services in Argentina, Paraguay, Uruguay and Chile, operating under the Claro brand. We also provide fixed-line telecommunications services in Argentina, Chile and Uruguay under the Claro brand. In Chile, we offer nationwide Pay TV services under the Claro brand.

•

Colombia. We provide wireless telecommunications services under the Claro brand in Colombia, where we are the largest wireless provider, based on the number of subscribers. We also provide fixed- line telecommunications and Pay TV services in Colombia under the Claro brand, where our network passed 6.0 million homes as of June 30, 2012.

•

Andean Region. We provide wireless telecommunications services in Peru and Ecuador under the Claro brand. We also provide fixed-line telecommunications and Pay TV services in Peru, where our network passed 821,000 homes, and Ecuador, where our network passed 426,000 homes as of June 30, 2012.

•

Central America. We provide fixed-line and wireless telecommunications and Pay TV services in Guatemala, El Salvador, Honduras and Nicaragua. We also provide wireless telecommunications and Pay TV services in Panama and wireless telecommunications services in Costa Rica. Our Central American subsidiaries provide all services under the Claro brand.

•

United States. Our subsidiary TracFone Wireless Inc. is engaged in the sale and distribution of prepaid wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands.

•

Caribbean. We provide fixed-line, wireless telecommunications and Pay TV services in the Dominican Republic and Puerto Rico, where we are the largest telecommunications services providers, based on the number of subscribers. Our Caribbean subsidiaries provide all services under the Claro brand.

Recent Developments

Revocation of Fine Against Telcel by the Mexican Federal Antitrust Commission

On May 2, 2012, Telcel was notified of a resolution issued by the Mexican Federal Antitrust Commission (Comisión Federal de Competencia, or “Cofeco”) that revoked the Ps.11,989 million fine imposed by Cofeco in April 2011 for alleged monopolistic practices in the mobile termination market. As a condition to the revocation of the fine, Telcel must comply with certain undertakings that were proposed by it to Cofeco in March 2012. These undertakings are described in our annual report on Form 20-F for the year ended December 31, 2011. Certain of the operators that were parties to that proceeding have challenged the revocation of the fine.

Investment in KPN

On May 29, 2012, our subsidiary AMOV Europa B.V. (“AMOV”) commenced a partial tender offer in cash to all holders of ordinary shares of Koninklijke KPN N.V. (“KPN”). KPN is the leading telecommunications service provider in The Netherlands, which offers fixed-line and wireless telecommunications services, internet and Pay TV to consumers, and end-to-end telecommunications services to business customers. AMOV offered to purchase up to the number of shares that would result in AMOV and América Móvil holding 393,283,000 shares (representing a total of up to approximately 27.7% of all outstanding shares of KPN). The offer was subject to Dutch disclosure and procedural requirements, which differ from those of the United States. We purchased shares of KPN prior to commencing and during the offer, and as of June 27, 2012, América Móvil and AMOV held a total of 353,283,000 shares of KPN, representing 24.9% of the outstanding shares of KPN. The offer expired on June 27, 2012, and more than a sufficient number of shares needed for us to reach the maximum ownership amount of 27.7% of the outstanding shares was tendered. Upon closing of the tender offer, the total aggregate cost of our investment in KPN is expected to be approximately €3,070 million (Ps.53,255 million).

Investment in Telekom Austria

On June 15, 2012, we agreed to acquire approximately 21% of the outstanding shares of Telekom Austria AG (“Telekom Austria”) from Marathon Zwei Beteiligungs GmbH, a wholly-owned subsidiary of RPR Privatstiftung, a private trust established by Mr. Ronny Pecik. Under the agreement, we acquired 5% of the outstanding shares of Telekom Austria, and upon receipt of certain governmental approvals and other authorizations customary in this type of transaction, we have the right to acquire additional shares representing approximately 16% of the outstanding shares of Telekom Austria. We have not disclosed the price of this acquisition, but based on recent market prices of Telekom Austria shares the total purchase price would be approximately €875 million (Ps.15.0 billion). The acquisition of the additional shares is expected to close during 2012. Telekom Austria is the largest telecommunications company in Austria, and also provides telecommunications services in Belarus, Bulgaria, Croatia, Liechtenstein, Macedonia, Serbia and Slovenia.

Acquisition of Simple Mobile, Inc.

On June 19, 2012, our subsidiary Tracfone Wireless Inc. acquired 100% of the mobile virtual network business of Simple Mobile, Inc. for approximately U.S.$118 million (Ps.1,652 million). Simple Mobile, Inc. is one of the fastest growing mobile virtual network operators (MVNOs) in the United States, with more than 2.5 million customer activations.

América Móvil, S.A.B. de C.V. is a sociedad anónima bursátil de capital variable organized under the laws of Mexico with its principal executive offices at Lago Zurich 245, Edificio Telcel, Colonia Granada Ampliación, Delegación Miguel Hidalgo, 11529, México D.F., México. Our telephone number at this location is (5255) 2581-4449.

SUMMARY OF THE OFFERING

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete description of the terms and conditions of the notes, see “Description of Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus.

Issuer	América Móvil, S.A.B. de C.V.

Notes Offered	£750,000,000 aggregate principal amount of 4.375% Senior Notes due 2041.

Issue Price	97.828%, plus accrued interest, if any, from August 7, 2012.

Issue Date	The notes will be issued on August 7, 2012.

Maturity	The notes will mature on August 7, 2041.

Interest Rate	The notes will bear interest at the rate of 4.375% per year from August 7, 2012.

Interest Payment Dates	Interest on the notes will be payable on August 7 of each year, beginning on August 7, 2013.

Currency of Payment	All payments of principal of and premium, if any, and interest on the notes will be made in pounds sterling or, if the United Kingdom adopts the euro, in euro.

Calculation of Interest	Interest will be computed on the basis of a 365-day year or 366-day year, as applicable and the actual number of days elapsed.

Ranking	The notes will be our unsecured and unsubordinated obligations and will rank equally in right of payment with all of our other unsecured and unsubordinated debt. The notes will be effectively subordinated to all of our existing and future secured obligations and to all existing and future liabilities of our subsidiaries. All of our outstanding debt securities that were issued in the Mexican and international markets through mid-September 2011 are unconditionally guaranteed by Telcel. Accordingly, the holders of those outstanding debt securities will have priority over the holders of the notes with respect to claims to the assets of Telcel. The notes do not restrict our ability or the ability of our subsidiaries to incur additional indebtedness in the future.

As of June 30, 2012, we had, on an unconsolidated basis (parent company only), unsecured and unsubordinated indebtedness of (a) approximately Ps.326.4 billion (U.S.$23.9 billion) excluding guarantees of subsidiaries’ indebtedness and (b) approximately Ps.337.3 billion (U.S.$24.7 billion) including guarantees of subsidiaries’ indebtedness. As of June 30, 2012, our subsidiaries had indebtedness (excluding guarantees of indebtedness of us and our other subsidiaries) of approximately Ps.97.7 billion (U.S.$7.1 billion).

Use of Proceeds	We intend to apply the net proceeds from the sale of the notes for the repayment of outstanding indebtedness during the balance of 2012. See “Use of Proceeds” in this prospectus supplement.

Further Issuances	We may, from time to time without the consent of holders of the notes, issue additional notes on the same terms and conditions as the notes, which additional notes will increase the aggregate principal amount of, and will be consolidated and form a single series with, the notes.

Payment of Additional Amounts	If you are not a resident of Mexico for tax purposes, payments of interest on the notes to you will generally be subject to Mexican withholding tax at a rate of 4.9%. See “Taxation—Mexican Tax Considerations” in this prospectus supplement and in the accompanying prospectus. We will pay additional amounts in respect of those payments of interest so that the amount you receive after Mexican withholding tax is paid equals the amount that you would have received if no such Mexican withholding tax had been applicable, subject to some exceptions as described under “Description of Notes—Payment of Additional Amounts” in this prospectus supplement and “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus.

Optional Redemption	We may redeem the notes at any time in whole or in part by paying the greater of the principal amount of the notes to be redeemed and the “make-whole” amount, plus accrued interest to the redemption date, as described under “Description of Notes—Optional Redemption” in this prospectus supplement and “Description of Debt Securities—Optional Redemption” in the accompanying prospectus.

Tax Redemption	If, due to changes in Mexican laws relating to Mexican withholding taxes, we are obligated to pay additional amounts on the notes in excess of those attributable to a Mexican withholding tax rate of 4.9%, we may redeem the outstanding notes, in whole but not in part, at any time, at a price equal to 100% of their principal amount plus accrued interest to the redemption date.

Listing	We will apply to list the notes on the Official List of the Luxembourg Stock Exchange for trading on the Euro MTF Market. However, we will not be required to maintain such listing.

ISIN, Common Code and WKN	The ISIN for the notes is XS0812855277. The Common Code for the notes is 081285527. The WKN for the notes is A1G73T.

Form and Denomination	The notes will be issued only in registered form without coupons and in minimum denominations of £100,000 and integral multiples of £1,000 in excess thereof.

Except in limited circumstances, the notes will be issued in the form of global notes. See “Form of Securities, Clearing and Settlement—Debt Securities Denominated in a Currency other than U.S. Dollars” in the accompanying prospectus. Beneficial interests in the global notes will be shown on, and transfers of beneficial interests in the global notes will be made only through, records maintained by Clearstream and Euroclear.

Trustee, Registrar, Principal Paying Agent and Transfer Agent	The Bank of New York Mellon.

London Paying Agent and Transfer Agent	The Bank of New York Mellon London Branch.

Luxembourg Paying Agent and Transfer Agent	The Bank of New York Mellon (Luxembourg) S.A.

Luxembourg Listing Agent	The Bank of New York Mellon (Luxembourg) S.A.

Governing Law	The indenture, the supplemental indenture relating to the notes and the notes will be governed by the laws of the State of New York.

Risk Factors	Before making an investment decision, prospective purchasers of notes should consider carefully all of the information included in this prospectus supplement and the accompanying prospectus, including, in particular, the information under “Risk Factors” in this prospectus supplement and the accompanying prospectus.

PRESENTATION OF FINANCIAL INFORMATION

This prospectus supplement incorporates by reference our audited consolidated financial statements as of December 31, 2010 and 2011 and for each of the years ended December 31, 2009, 2010 and 2011, which are included in our annual report on Form 20-F for the year ended December 31, 2011, and our unaudited consolidated financial data as of March 31, 2012 and for the three months ended March 31, 2011 and 2012, which are included in our report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2012. See “Incorporation of Certain Documents by Reference” in this prospectus supplement. This prospectus supplement also includes our unaudited consolidated financial data as of June 30, 2012 and for the six months ended June 30, 2011 and 2012. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board as of December 31, 2011. Our consolidated financial statements are presented in Mexican pesos. Our date of transition to IFRS was January 1, 2009. The financial statements of our non-Mexican subsidiaries have been translated to Mexican pesos. Note 2(b)(ii) to our audited consolidated financial statements describes how we translate the financial statements of our non-Mexican subsidiaries.

References herein to “Mexican pesos” or “Ps.” are to the lawful currency of Mexico. References herein to “U.S. dollars” or “U.S.$” are to the lawful currency of the United States. References herein to “pounds sterling” or “£” are to the lawful currency of the United Kingdom. References herein to “euro” or “€” are to the lawful currency of the member states of the European Monetary Union that have adopted or that will adopt the single currency in accordance with the Treaty Establishing the European Community, as amended by the Treaty on European Union.

This prospectus supplement contains translations of various Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the Mexican peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from Mexican pesos at the exchange rate of Ps.13.6652 to U.S.$1.00, which was the rate reported by Banco de México for June 30, 2012, as published in the Mexican Official Gazette of the Federation (Diario Oficial de la Federación, or “Official Gazette”).

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus supplement incorporates important information about us that is not included in or delivered with the prospectus supplement. The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and certain later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

•	our annual report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April 30, 2012 (SEC File No. 001-16269) (“our 2011 Form 20-F”);

•

our report on Form 6-K, filed with the SEC on June 28, 2012 (SEC File No. 001-16269), containing financial information and our operating and financial review as of March 31, 2012 and for the three months ended March 31, 2012 and 2011;

•

any future annual reports on Form 20-F filed with the SEC after the date of this prospectus supplement and prior to the termination of the offering of the securities offered by this prospectus supplement; and

•

any future reports on Form 6-K that we file with the SEC after the date of this prospectus supplement and prior to the termination of the offering of the securities offered by this prospectus supplement that are identified in such reports as being incorporated by reference in our Registration Statement on Form F-3 (SEC File No. 333-182394).

Any statement contained in any of the foregoing documents shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

You may request a copy of any and all of the information that has been incorporated by reference in this prospectus supplement and that has not been delivered with this prospectus supplement, at no cost, by writing or telephoning us at Lago Zurich 245, Edificio Telcel, Colonia Granada Ampliación, Delegación Miguel Hidalgo, 11529, México D.F., México, Attention: Investor Relations, telephone (5255) 2581-4449.

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E. Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at www.sec.gov.

RISK FACTORS

You should refer to the risk factors discussed under “Risk Factors” in the accompanying prospectus and “Item 3—Risk Factors” in our 2011 Form 20-F incorporated by reference in this prospectus supplement.

EXCHANGE RATES

U.S. Dollar/Mexican Peso

Mexico has a free market for foreign exchange, and the Mexican government allows the Mexican peso to float freely against the U.S. dollar. We cannot assure you that the Mexican government will maintain its current policies with regard to the Mexican peso or that the Mexican peso will not depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rates in New York City for cable transfers payable in Mexican pesos published by the Federal Reserve Bank of New York, expressed in Mexican pesos per U.S. dollar. The rates in this table are provided for your reference only. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Period	High	Low	Average(1)	Period End
2007	11.2692	10.6670	10.9253	10.9169
2008	13.9350	9.9166	11.2124	13.8320
2009	15.4060	12.6318	13.5777	13.0576
2010	13.1940	12.1556	12.6352	12.3825
2011	14.2542	11.5050	12.4270	13.9510
2012
January	13.7502	12.9251		13.0356
February	12.9514	12.6250		12.7941
March	12.9900	12.6280		12.8115
April	13.2290	12.7301		12.9900
May	14.3045	12.8877		14.3045
June	14.3650	13.4110		13.4110
July (through July 20)	13.4914	13.1066		13.2976

(1)	Average of month-end rates.

The noon buying rate published by the Federal Reserve Bank of New York on July 20, 2012 (the latest practicable date prior to the date hereof), was Ps.13.2976 to U.S.$1.00.

Pound Sterling/U.S. Dollar

The table below sets forth, for the periods and dates indicated, the high, low, average and period-end noon buying rates in New York City for cable transfers in pounds sterling as announced by the Federal Reserve Bank of New York for the periods indicated, expressed in U.S. dollars per pound sterling. The rates in this table are provided for your reference only. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Period	High	Low	Average(1)	Period End
2007	2.1104	1.9235	2.0020	1.9843
2008	2.0311	1.4395	1.8545	1.4619
2009	1.6977	1.3658	1.5707	1.6167
2010	1.6370	1.4344	1.5415	1.5392
2011	1.6691	1.5358	1.6104	1.5537
2012
January	1.5754	1.5301		1.5754
February	1.5951	1.5677		1.5951
March	1.5985	1.5615		1.5985
April	1.6239	1.5822		1.6225
May	1.6221	1.5405		1.5405
June	1.5750	1.5355		1.5686
July (through July 20)	1.5425	1.5719		1.5630

(1)	Average of month-end rates.

The noon buying rate published by the Federal Reserve Bank of New York on July 20, 2012 (the latest practicable date prior to the date hereof), was U.S.$1.5630 to £1.00.

USE OF PROCEEDS

The net proceeds from the sale of the notes, after payment of underwriting discounts and transaction expenses, are expected to be approximately £732 million (or approximately Ps.15,712 million). We intend to apply the net proceeds from the sale of the notes for the repayment of outstanding indebtedness during the balance of 2012.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2012 and as adjusted to reflect the issuance and sale of the notes, but not the application of the net proceeds of the offering. This table does not reflect additional indebtedness issued since June 30, 2012, consisting of the following: (a) 3.000% Senior Notes due 2021 in an aggregate amount of €1,000 million, (b) 3.125% Senior Notes due 2022 in an aggregate amount of U.S.$1,250 million and (c) 4.375% Senior Notes due 2042 in an aggregate amount of U.S.$750 million. In addition, this table does not reflect additional 3.125% Senior Notes due 2022 in an aggregate amount of U.S.$350 million and additional 4.375% Senior Notes due 2042 in an aggregate amount of U.S.$400 million, which we agreed to sell on July 30, 2012 and expect to issue on or about August 7, 2012.

We expect to repay approximately U.S.$1.6 billion (Ps.21,864 million) and €1.2 billion (Ps.21,095 million) outstanding under our existing revolving credit facilities during the third quarter of 2012 as well as other outstanding indebtedness during the balance of 2012.

U.S. dollar amounts in the table are presented solely for your convenience using the exchange rate of Ps.13.6652 to U.S.$1.00, which was the rate reported by Banco de México for June 30, 2012, as published in the Official Gazette.

	As of June 30, 2012
	Actual			As adjusted
	(millions of Mexican pesos)	(millions of U.S. dollars)		(millions of Mexican pesos)	(millions of U.S. dollars)
	(unaudited)
Debt:
Denominated in U.S. dollars:
Export credit agency credits	Ps. 7,373	U.S.$	540	Ps. 7,373	U.S.$	540
Other bank loans	32,394		2,371	32,394		2,371
5.500% Notes due 2014	10,864		795	10,864		795
5.750% Notes due 2015	9,732		712	9,732		712
3.625% Senior Notes due 2015	10,249		750	10,249		750
5.500% Senior Notes due 2015	7,582		555	7,582		555
2.375% Senior Notes due 2016	27,330		2,000	27,330		2,000
5.625% Notes due 2017	7,968		583	7,968		583
5.000% Senior Notes due 2019	10,249		750	10,249		750
5.500% Senior Notes due 2019	5,157		377	5,157		377
5.000% Senior Notes due 2020	29,036		2,125	29,036		2,125
7.5% Senior Notes due 2020	4,783		350	4,783		350
6.375% Notes due 2035	13,410		981	13,410		981
6.125% Notes due 2037	5,046		369	5,046		369
6.125% Senior Notes due 2040	27,330		2,000	27,330		2,000

Total	208,503		15,258	208,503		15,258

Denominated in Mexican pesos:
Domestic senior notes (certificados bursátiles)	51,672		3,781	51,672		3,781
8.75% Senior Notes due 2016	4,500		329	4,500		329
9.00% Senior Notes due 2016	5,000		366	5,000		366
8.46% Senior Notes due 2036	7,872		576	7,872		576
Other bank loans	35		3	35		3

Total	69,079		5,055	69,079		5,055

(Table continued on next page)

	As of June 30, 2012
	Actual			As adjusted
	(millions of Mexican pesos)	(millions of U.S. dollars)		(millions of Mexican pesos)	(millions of U.S. dollars)
	(unaudited)

Denominated in euro:
Export credit agency credits	156		11	156		11
Other bank loans	21,095		1,544	21,095		1,544
3.75% Senior Notes due 2017	17,310		1,267	17,310		1,267
4.75% Senior Notes due 2022	12,982		950	12,982		950
4.125% Senior Notes due 2019	17,310		1,267	17,310		1,267

Total	68,853		5,039	68,853		5,039

Denominated in pounds sterling:
5.75% Senior Notes due 2030	13,952		1,021	13,952		1,021
5.00% Senior Notes due 2026	10,732		785	10,732		785
4.375% Senior Notes due 2041 offered hereby	—		—	16,098		1,178

Total	24,684		1,806	40,782		2,984

Denominated in Japanese yen:
1.23% Senior Notes due 2014	1,182		87	1,182		87
1.53% Senior Notes due 2016	873		64	873		64
2.95% Senior Notes due 2039	2,226		163	2,226		163
Other bank loans	3,407		249	3,407		249

Total	7,688		563	7,688		563

Denominated in Colombian pesos	4,692		343	4,692		343
Denominated in Brazilian reais	13,097		958	13,097		958
Denominated in other currencies	27,506		2,013	27,506		2,013

Total debt	Ps.424,102	U.S.$	31,035	Ps.440,200	U.S.$	32,213
Less short-term debt and current portion of long-term debt	23,158		1,695	23,158		1,695

Total long-term debt	Ps.400,944	U.S.$	29,340	Ps.417,042	U.S.$	30,518

Equity:
Capital stock	96,416		7,056	96,416		7,056
Total retained earnings	176,644		12,924	176,644		12,924
Other comprehensive income items	7,062		517	7,062		517
Non-controlling interest	10,689		782	10,689		782
Total equity	290,811		21,279	290,811		21,279

Total capitalization (total long-term debt plus equity)	Ps.691,755	U.S.$	50,620	Ps.707,853	U.S.$	51,798

As of June 30, 2012, we had, on an unconsolidated basis (parent company only), unsecured and unsubordinated indebtedness of (a) approximately Ps.326.4 billion (U.S.$23.9 billion) excluding guarantees of subsidiaries’ indebtedness and (b) approximately Ps.337.3 billion (U.S.$24.7 billion) including guarantees of subsidiaries’ indebtedness. As of June 30, 2012, our subsidiaries had indebtedness (excluding guarantees of indebtedness of us and our other subsidiaries) of approximately Ps.97.7 billion (U.S.$7.1 billion).

OPERATING AND FINANCIAL REVIEW AS OF JUNE 30, 2012 AND FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

The following is a summary and discussion of our results of operations for the six months ended June 30, 2012 and 2011 and our financial condition as of June 30, 2012. The following discussion should be read in conjunction with our audited annual consolidated financial statements, which are included in our 2011 Form 20-F.

In the opinion of our management, the unaudited interim financial information discussed below includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this financial information in a manner consistent with the IFRS presentation made in the annual audited consolidated financial statements included in our 2011 Form 20-F, except as discussed below under “Changes in Presentation of Financial Results.” Results of operations for the six months ended June 30, 2012 are not, however, necessarily indicative of results to be expected for the full year.

The comparability of our results for the six months ended 2012 relative to our results for the six months ended 2011 is affected by the following two factors:

•

Changes in Presentation of Financial Results—Beginning in 2012, we present our operating revenues without deducting commissions paid to distributors for the activation of new subscriptions. These commissions are now presented as expenses, while previously they were deducted in determining net operating revenues.

•

Consolidation of Net Serviços—We acquired control of a majority of the voting equity of Net Serviços, a provider of Pay TV services in Brazil, in the first quarter of 2012. We began consolidating Net Serviços from January 1, 2012, and, accordingly, the data presented below for the six months ended June 30, 2012 consolidate the results of Net Serviços. Prior to January 1, 2012, we accounted for Net Serviços using the equity method; therefore in our income statement, our share of its net profit was recorded under “equity in net income of associated companies.”

Condensed Consolidated Financial Data of América Móvil

The following tables set forth our condensed consolidated financial data as of June 30, 2012 and December 31, 2011 and for the six months ended June 30, 2012 and 2011.

References herein to “U.S.$” are to U.S. dollars. References herein to “Mexican pesos” or “Ps.” are to Mexican pesos. References herein to “euro” or “€” are to the lawful currency of the member states of the European Monetary Union that have adopted or that will adopt the single currency in accordance with the Treaty Establishing the European Community, as amended by the Treaty on European Union. U.S. dollar amounts in the table are presented solely for convenience, using the exchange rate of Ps.13.6652 to U.S.$1.00, which was the rate reported by Banco de México for June 30, 2012, as published in the Official Gazette of the Federation (Diario Oficial de la Federación). You should not construe these translations or any other currency translations included herein as representations that the nominal Mexican peso amounts actually represent the U.S. dollar or other foreign currency amounts or could be converted into U.S. dollars or such other foreign currency at the rate used or indicated.

	For the six months ended June 30,
	2011	2012	2012
	(in thousands of Mexican pesos)		(in millions of U.S. dollars)
	(unaudited)	(unaudited)	(unaudited)
Income Statement Data
Operating revenues:
Mobile voice services	Ps. 135,033,282	Ps. 144,667,912	U.S.$	10,587
Fixed voice services	68,097,495	63,940,983		4,679
Mobile data voice services	47,412,702	66,040,328		4,833
Fixed data services	34,781,691	41,366,009		3,027
Paid television	7,448,052	28,230,143		2,066
Other services	23,161,453	39,991,403		2,927

Total operating revenues	315,934,675	384,236,778		28,119

Operating costs and expenses:
Cost of sales and services	133,064,342	167,987,872		12,293
Commercial, administrative and general expenses	58,972,723	81,690,528		5,978
Other expenses	1,886,241	1,569,601		115
Depreciation and amortization	45,098,332	51,853,940		3,795

Total operating costs and expenses	239,021,638	303,101,941		22,181

Operating income	76,913,037	81,134,837		5,936
Interest income	3,066,258	3,147,578		230
Interest expense	(9,571,394)	(12,368,102)		(905)
Exchange gain, net	6,491,251	3,193,618		234
Valuation of derivatives and other financial items, net	(4,305,375)	(5,368,465)		(393)
Equity in net income of associated companies	1,298,514	(64,071)		(5)

Profit before income tax	73,895,291	69,675,395		5,097
Income tax	23,143,913	23,486,573		1,719

Net profit for the period	Ps. 50,751,378	Ps. 46,188,822	U.S.$	3,378

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps. 47,661,868	Ps. 45,891,291	U.S.$	3,356
Non-controlling interest	3,089,510	297,531		22

	Ps. 50,751,378	Ps. 46,188,822	U.S.$	3,378

	At December 31, 2011	At June 30, 2012
	(in thousands of Mexican pesos)		(in millions of U.S. dollars)
	(audited)	(unaudited)	(unaudited)
Balance Sheet Data
Total current assets	Ps. 240,277,267	Ps. 222,642,933	U.S.$	16,293
Total non-current assets	705,339,594	769,002,464		56,275

Total assets	945,616,861	991,645,397		72,568

Total current liabilities	262,758,431	263,638,723		19,296
Long-term debt	353,975,487	400,944,127		29,341
Deferred taxes	16,751,716	22,237,351		1,627
Deferred revenues	3,175,796	1,055,589		77
Employee benefits	13,315,736	12,958,853		948

Total liabilities	649,977,166	700,834,643		51,289
Equity:
Capital stock	96,419,636	96,416,312		7,056
Retained earnings:
Prior periods	81,198,952	130,752,723		9,568
Profit for the period	82,853,529	45,891,291		3,356

Total retained earnings	164,052,481	176,644,014		12,924

Other comprehensive income items	25,168,067	7,061,881		517

Equity attributable to equity holders of the parent	285,640,184	280,122,207		20,497

Non-controlling interests	9,999,511	10,688,547		782

Total equity	295,639,695	290,810,754		21,279

Total liabilities and equity	Ps. 945,616,861	Ps. 991,645,397	U.S.$	72,568

Consolidated Results of Operations for the First Six Months of 2012 and 2011

Our international operations account for an important portion of our revenues, and currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the Brazilian real, affect our results of operations as reported in Mexican pesos. In the following discussion regarding our operating revenues, we include a discussion of the change in the different components of our revenues between periods at constant exchange rates—i.e., using the same exchange rate to translate the local-currency results of our international operations for both periods. We believe this additional information helps investors better understand the performance and contribution to our consolidated results of our non-Mexican operations.

Operating Revenues

Operating revenues for the first six months of 2012 increased by 21.6%, or Ps.68.3 billion, over the first six months of 2011. At constant exchange rates and excluding the effects resulting from the consolidation of Net Serviços and the change in classification of commissions starting in the first quarter of 2012, operating revenues for the first six months of 2012 increased by 7.7% over the first six months of 2011. The increase was attributable to increases in revenues from our mobile data and mobile voice operations and paid television services.

Mobile Voice—Mobile voice revenues for the first six months of 2012 increased by 7.1%, or Ps.9.6 billion, over the first six months of 2011 and grew in all of the countries in which we operate except Mexico and Brazil. At constant exchange rates, mobile voice revenues increased by 2.6% over the first six months of 2011. The increase was principally due to an increase in traffic and the introduction of plans with more monthly airtime, partially offset by reductions in interconnection rates charged to other telecommunications providers.

Fixed Voice—Fixed voice revenues for the first six months of 2012 decreased by 6.1%, or Ps.4.2 billion, from the first six months of 2011. At constant exchange rates and excluding the effects resulting from the consolidation of Net Serviços and the change in classification of commissions starting in the first quarter of 2012, fixed voice revenues decreased by 6.2% over the first six months of 2011. The decrease was principally due to a decrease in long distance traffic and lower interconnection rates, principally in Mexico and Brazil.

Mobile Data—Mobile data revenues for the first six months of 2012 increased by 39.3%, or Ps.18.6 billion, over the first six months of 2011. At constant exchange rates, mobile data revenues increased by 33.1% over the first six months of 2011. The increase was principally due to increased use of value-added services, including SMS messaging and web browsing and content downloading on handsets, tablets and notebooks.

Fixed Data—Fixed data revenues for the first six months of 2012 increased by 18.9%, or Ps.6.6 billion, over the first six months of 2011. At constant exchange rates and excluding the effects resulting from the consolidation of Net Serviços and the change in classification of commissions starting in the first quarter of 2012, fixed data revenues increased by 6.2% over the first six months of 2011. The increase was attributable to residential subscriber and broadband services growth, including growth of corporate data services.

Paid Television—Paid television revenues for the first six months of 2012 increased by 279.0%, or Ps.20.8 billion, over the first six months of 2011. At constant exchange rates and excluding the effects resulting from the consolidation of Net Serviços and the change in classification of commissions starting in the first quarter of 2012, paid television revenues increased by 24.6% over the first six months of 2011. The increase was principally due to increased use of our services as a result of the introduction of new plans, especially in Brazil, and subscriber growth in our operations in Brazil, Peru, the Dominican Republic and Ecuador..

Other services—Revenues from other services for the first six months of 2012 increased by 72.7% (or approximately 9.7% excluding the effects resulting from the consolidation of Net Serviços and the change in classification of commissions in the first quarter of 2012) over the first six months of 2011. The increase was principally due to an increase in equipment sales.

Operating Costs and Expenses

Cost of sales and services—Cost of sales and services for the first six months of 2012 increased by 26.2% from the first six months of 2011, representing 43.7% of operating revenues compared to 42.1% of operating revenues for the first six months of 2011. The Ps.34.9 billion increase for the first six months of 2012 reflects growth in both cost of services and cost of equipment, as well as the consolidation of Net Serviços starting in the first quarter of 2012.

Cost of services was Ps.115.6 billion for the first six months of 2012 and Ps.90.5 billion for the first six months of 2011, an increase of 27.7%. The Ps.25.1 billion increase was principally due to the consolidation of Net Serviços starting in the first quarter of 2012 and to growth in our value added services and paid television businesses, increased content charges, increased government fees and higher network maintenance, real estate leasing, electrical energy and labor costs.

Cost of equipment was Ps.52.3 billion for the first six months of 2012 and Ps.42.5 billion for the first six months of 2011, an increase of 23.1%. The Ps.9.8 billion increase primarily represents the cost of handsets, accessories and computers sold to customers as a result of the introduction of new plans that include more expensive equipment offered to customers.

Commercial, administrative and general expenses—Commercial, administrative and general expenses for the first six months of 2012 increased by 38.5% over the first six months of 2011, representing 21.3% of operating revenues for the first six months of 2012 and 18.7% of operating revenues for the first six months of 2011. The increase principally reflected the change in classification of commissions paid to distributors, which, as explained above, starting in the first quarter of 2012 are presented as expenses. In addition, the increase in commercial, administrative and general expenses reflected increases in costs for advertising, customer care centers, including an expansion of physical customer care centers, and call center services.

Depreciation and amortization—Depreciation and amortization for the first six months of 2012 increased by Ps.6.8 billion, or 15.0%, over the first six months of 2011. As a percentage of revenues, depreciation and amortization for the first six months of 2012 decreased slightly to 13.5% compared to 14.3% for the first six months of 2011.

Operating Income

Operating income for the first six months of 2012 increased by 5.5% over the first six months of 2011.

Operating margin (operating income as a percentage of operating revenues) for the first six months of 2012 was 21.1% compared to 24.3% for the first six months of 2011. The decrease in our operating margin for the first six months of 2012 was due principally to higher costs for subscriber acquisition, acquisition of content and programming for the offering of Pay TV services, network maintenance, airtime resale, customer service, advertisement and royalty payments under our concessions and licenses.

Net Interest Expense

Net interest expense (interest expense less interest income) for the first six months of 2012 increased by 41.7%, or Ps.2.7 billion, over the first six months of 2011, attributable to a higher level of net debt.

Exchange Gain, Net

We recorded an exchange gain, net of Ps.3.2 billion for the first six months of 2012, compared to an exchange gain, net of Ps.6.5 billion for the first six months of 2011. The exchange gain, net in both periods was primarily attributable to depreciation of the U.S. dollar against various currencies, particularly the Mexican peso, which occurred to a smaller extent in 2012 than in 2011.

Valuation of Derivatives and Other Financial Items, Net

We recognized a net fair value loss and other financial expenses of Ps.5.4 billion for the first six months of 2012, compared to a loss of Ps.4.3 billion for the first six months of 2011. This item principally reflected changes in the valuation of derivative instruments.

Income Tax

Our effective rate of provisions for corporate income tax as a percentage of profit before income tax was 33.7% for the first six months of 2012, compared to 31.3% for the first six months of 2011.

Net Profit

We recorded net profit of Ps.46.2 billion for the first six months of 2012, a decrease of Ps.4.6 billion, or 9.0%, over the first six months of 2011, primarily reflecting the increase in net interest expense and the decrease in exchange gain, net.

Liquidity and Capital Resources

As of June 30, 2012, we had net debt (total debt minus cash and cash equivalents) of Ps.361.7 billion, compared to Ps.321.5 billion at December 31, 2011. As of June 30, 2012, cash and cash equivalents amounted to Ps.62.4 billion, compared to Ps.59.1 billion as of December 31, 2011.

Our total indebtedness as of June 30, 2012 was Ps.424.1 billion, of which Ps.23.2 billion was short-term debt (including the current portion of long-term debt). Without considering the effect of hedging instruments that we use to manage our interest rate and foreign exchange exposures, approximately Ps.208.5 billion, or 49%, of our total indebtedness as of June 30, 2012 was denominated in U.S. dollars. Approximately Ps.108.3 billion, or 26%, of our total indebtedness at that date, bore interest at variable rates, while approximately Ps.315.8 billion, or 74%, bore interest at fixed rates.

The maturities of our long-term debt as of June 30, 2012 were as follows:

Years	Amount
(in millions of Mexican pesos)
2013	Ps. 14,514
2014	56,977
2015	39,793
2016	65,741
2017	32,871
2018 and thereafter	191,049

Total	Ps. 400,944

We regularly assess our interest rate and foreign exchange exposures, and we often manage those exposures by using derivative financial instruments.

During the first six months of 2012, we used approximately Ps.53.2 billion to fund capital expenditures and Ps.93.7 million to pay dividends. We have also continued to repurchase shares of our capital stock under our share repurchase program; and during the first six months of 2012, we repurchased approximately 795 million Series L shares and 3.5 million Series A shares for aggregate purchase price of Ps.12,674 million.

We expect to repay approximately U.S.$1.6 billion (Ps.21,864 million) and €1.2 billion (Ps.21,095 million) outstanding under our existing revolving credit facilities during the third quarter of 2012.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings(1) to fixed charges for the six months ended June 30, 2011 and 2012, in accordance with IFRS.

Six months ended June 30, 2011	Six months ended June 30, 2012
7.7	6.1

(1)	Earnings, for this purpose, consist of profit before income tax, plus interest expense and interest implicit in operating leases, minus equity interest in net income of affiliates, during the period.

DESCRIPTION OF NOTES

The following description of the specific terms and conditions of the notes supplements the description of the general terms and conditions set forth under “Description of Debt Securities” in the accompanying prospectus. It is important for you to consider the information contained in the accompanying prospectus and this prospectus supplement before making an investment in the notes. If any specific information regarding the notes in this prospectus supplement is inconsistent with the more general terms and conditions of the notes described in the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

In this section of this prospectus supplement, references to “we,” “us” and “our” are to América Móvil, S.A.B. de C.V. only and do not include our subsidiaries or affiliates. References to “holders” mean those who have notes registered in their names on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes issued in book-entry form through Clearstream and Euroclear, or in notes registered in street name. Owners of beneficial interests in the notes should refer to “Form of Securities, Clearing and Settlement—Debt Securities Denominated in a Currency other than U.S. Dollars” in the accompanying prospectus.

General

Base Indenture and Supplemental Indenture

The notes will be issued under a base indenture, dated as of June 28, 2012, and under an additional supplemental indenture in respect of the notes. References to the “indenture” are to the base indenture as supplemented by the supplemental indenture. The indenture is an agreement among us, The Bank of New York Mellon, as trustee, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg transfer agent and paying agent.

The notes will not be guaranteed by any of our subsidiaries. All of our outstanding debt securities that were issued in the Mexican and international markets through mid-September 2011 are unconditionally guaranteed by Telcel.

Trustee

The trustee has the following two main roles:

•

First, the trustee can enforce your rights against us if we default in respect of the notes. There are some limitations on the extent to which the trustee acts on your behalf, which are described under “Description of Debt Securities—Defaults, Remedies and Waiver of Defaults” in the accompanying prospectus.

•	Second, the trustee performs administrative duties for us, such as making interest payments and sending notices to holders of notes.

Principal and Interest

The aggregate principal amount of the notes will initially be £750,000,000. The notes will mature on August 7, 2041. The notes will bear interest at a rate of 4.375% per year from August 7, 2012. If, prior to the maturity of the notes, the United Kingdom adopts the euro as its lawful currency in accordance with the Treaty Establishing the European Community, as amended from time to time, the notes will be re-denominated into euro, and the regulations of the European Commission relating to the euro shall apply to the notes so re-denominated. The circumstances and consequences described in this paragraph will not entitle us, the trustee under the indenture or any holder of the notes to redeem early, rescind or receive notice relating to the notes, repudiate the terms of the notes or the indenture, raise any defense, request any compensation or make any claim, nor will these circumstances and consequences affect any of our other obligations under the notes or the indenture.

Interest on the notes will be payable on August 7 of each year, beginning on August 7, 2013, to the holders in whose names the notes are registered at the close of business on August 1 immediately preceding the related interest payment date.

We will pay interest on the notes on the interest payment dates stated above and at maturity. Each payment of interest due on an interest payment date or at maturity will include interest accrued from and including the last date to which interest has been paid or made available for payment, or from the issue date, if none has been paid or made available for payment, to but excluding the relevant payment date. Interest on the notes will be computed on the basis of a 365-day year or 366-day year, as applicable, and the actual number of days elapsed.

If any payment is due on the notes on a day that is not a business day, we will make the payment on the next business day. Payments postponed to the next business day in this situation will be treated under the indenture as if they were made on the original payment date. Postponement of this kind will not result in a default under the notes or the indenture, and no interest will accrue on the postponed amount from the original payment date to the next business day.

“Business day” means any day on which banking and trust institutions in London are not authorized generally or obligated by law, regulation or executive order to close.

With respect to notes in certificated form, the reference to business day will also mean a day on which banking institutions generally are open for business in the location of each office of a transfer agent, but only with respect to a payment or other action to occur at that office.

Currency of Payment

All payments of principal of and premium, if any, and interest on the notes will be made in pounds sterling or, if the United Kingdom adopts the euro, in euro.

Ranking of the Notes

We are a holding company, and our principal assets are shares that we hold in our subsidiaries. The notes will not be secured by any of our assets or properties. As a result, by owning the notes, you will be one of our unsecured creditors. The notes will not be subordinated to any of our other unsecured debt obligations. In the event of a bankruptcy or liquidation proceeding against us, the notes would rank equally in right of payment with all our other unsecured and unsubordinated debt.

As of June 30, 2012, we had, on an unconsolidated basis (parent company only), unsecured and unsubordinated indebtedness of (a) approximately Ps.326.4 billion (U.S.$23.9 billion) excluding guarantees of subsidiaries’ indebtedness and (b) approximately Ps.337.3 billion (U.S.$24.7 billion) including guarantees of subsidiaries’ indebtedness. As of June 30, 2012, our subsidiaries had indebtedness (excluding guarantees of indebtedness of us and our other subsidiaries) of approximately Ps.97.7 billion (U.S.$7.1 billion).

Claims of creditors of our subsidiaries, including trade creditors and bank and other lenders, will have priority over the holders of the notes in claims to assets of our subsidiaries. All of our outstanding debt securities that were issued in the Mexican and international markets through mid-September 2011 are unconditionally guaranteed by Telcel. Accordingly, the holders of those outstanding debt securities will have priority over the holders of the notes with respect to claims to the assets of Telcel.

Stated Maturity and Maturity

The day on which the principal amount of the notes is scheduled to become due is called the “stated maturity” of the principal of the notes. On the stated maturity of the principal for the notes, the full principal amount of the notes will become due and payable. The principal may become due before the stated maturity by reason of redemption or acceleration after a default. The day on which the principal actually becomes due, whether at the stated maturity or earlier, is called the “maturity” of the principal.

We also use the terms “stated maturity” and “maturity” to refer to the dates when interest payments become due. For example, we may refer to a regular interest payment date when an installment of interest is scheduled to become due as the “stated maturity” of that installment. When we refer to the “stated maturity” or the “maturity” of the notes without specifying a particular payment, we mean the stated maturity or maturity, as the case may be, of the principal.

Form and Denominations

The notes will be issued only in registered form without coupons and in minimum denominations of £100,000 and integral multiples of £1,000 in excess thereof.

Except in limited circumstances, the notes will be issued in the form of global notes. See “Form of Securities, Clearing and Settlement–Debt Securities Denominated in a Currency other than U.S. Dollars” in the accompanying prospectus.

Further Issues

We reserve the right, from time to time without the consent of holders of the notes, to issue additional notes on terms and conditions identical to those of the notes (except for issue date, issue price and the date from which interest will accrue and, if applicable, first to be paid), which additional notes will increase the aggregate principal amount of, and will be consolidated and form a single series with the notes.

Payment of Additional Amounts

We are required by Mexican law to deduct Mexican withholding taxes from payments of interest to investors who are not residents of Mexico for tax purposes as described under “Taxation—Mexican Tax Considerations.”

Subject to the limitations and exceptions described in “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus, we will pay to holders of the notes all additional amounts that may be necessary so that every net payment of interest or principal or premium, if any, to the holder will not be less than the amount provided for in the notes. By net payment, we mean the amount that we or our paying agent will pay the holder after deducting or withholding an amount for or on account of any present or future taxes, duties, assessments or other governmental charges imposed with respect to that payment by a Mexican taxing authority. See “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus.

Any references in this prospectus supplement to principal, premium, if any, interest or other amounts payable in respect of the notes by us will be deemed to also refer to any additional amounts that may be payable in accordance with the provisions described under “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus.

Optional Redemption

We will not be permitted to redeem the notes before their stated maturity, except as set forth below. The notes will not be entitled to the benefit of any sinking fund (meaning that we will not deposit money on a regular basis into any separate account to repay your notes). In addition, you will not be entitled to require us to repurchase your notes from you before the stated maturity.

Optional Redemption With “Make-Whole” Amount

We will have the right at our option to redeem the notes, in whole at any time or in part from time to time, prior to their maturity, on at least 30 days’ but not more than 60 days’ notice, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of each remaining scheduled payment of principal and interest thereon (exclusive of interest accrued to the redemption date), discounted to the redemption date on an annual basis (calculated using a 365-day year or a 366-day year, as applicable, and the actual number of days elapsed) at the Sterling Benchmark Rate plus 32 basis points (the “make-whole” amount) plus, in each case, accrued interest on the principal amount of the notes being redeemed to the redemption date.

“Sterling Benchmark Rate” means, as of any redemption date, the rate per annum equal to the annual equivalent yield to maturity or interpolated maturity of the Comparable Sterling Benchmark Issue, assuming a price for the Comparable Sterling Benchmark Issue (expressed as a percentage of its principal amount) equal to the Comparable Sterling Benchmark Price for such redemption date.

“Comparable Sterling Benchmark Issue” means the U.K. Government security or securities selected by an Independent Sterling Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed and that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of sterling-denominated corporate debt securities of a comparable maturity to the remaining term of such notes.

“Comparable Sterling Benchmark Price” means, with respect to any redemption date, (1) the average of the Sterling Reference Dealer Quotations for such redemption date, after excluding the highest and lowest such Sterling Reference Dealer Quotation or (2) if the trustee obtains fewer than four such Sterling Reference Dealer Quotations, the average of all such quotations.

“Independent Sterling Investment Banker” means one of the Sterling Reference Dealers (as defined below) appointed by us.

“Sterling Reference Dealer” means (1) Deutsche Bank AG, London Branch or its affiliates which are primary securities dealers in securities of the U.K. Government, and their respective successors; provided that if any of the foregoing shall cease to be a primary government securities dealer of securities of the U.K. Government (a “Primary Sterling Dealer”), we will substitute therefor another Primary Sterling Dealer and (2) any other four Primary Sterling Dealers selected by us.

“Sterling Reference Dealer Quotation” means, with respect to each Sterling Reference Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Sterling Benchmark Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Sterling Reference Dealer at 11:00 a.m. (Central European Time) on the third business day preceding such redemption date.

On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and (unless the redemption date shall be an interest payment date) accrued interest to the redemption date on the notes to be redeemed on such date. If less than all of the notes are to be redeemed, the notes to be redeemed shall be selected by the trustee by such method as the trustee shall deem fair and appropriate.

Tax Redemption

We will have the right to redeem the notes upon the occurrence of certain changes in the tax laws of Mexico as a result of which we become obligated to pay additional amounts on the notes in respect of withholding taxes at a rate in excess of 4.9%, in which case we may redeem the notes, in whole but not in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued interest to the redemption date. See “Description of Debt Securities—Optional Redemption—Redemption for Taxation Reasons” in the accompanying prospectus.

Covenants

Holders of the notes will benefit from certain covenants contained in the indenture and affecting our ability to incur liens to secure debt, enter into sale and leaseback transactions, sell shares of capital stock of Telcel, merge or consolidate with other entities and take other specified actions, as well as requiring us to provide certain reports or information to holders of notes. See “Description of Debt Securities—Covenants” and “Description of Debt Securities—Merger, Consolidation or Sale of Assets” in the accompanying prospectus.

Defaults, Remedies and Waiver of Defaults

Holders of the notes will have special rights if an event of default with respect to the notes occurs and is not cured. See “Description of Debt Securities—Defaults, Remedies and Waiver of Defaults” in the accompanying prospectus.

Defeasance

The notes will be subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Currency Indemnity

The notes will be subject to the currency indemnity provisions described in the accompanying prospectus under “Description of Debt Securities—Currency Indemnity.”

Notices

So long as the notes are represented by a global security deposited with The Bank of New York Mellon London Branch, as the common depositary (the “Common Depositary”) for Clearstream and Euroclear, notices to be given to holders will be given to Clearstream and Euroclear in accordance with their applicable policies as in effect from time to time. If we issue notes in certificated form, notices to be given to holders will be sent by mail to the respective addresses of the holders as they appear in the trustee’s records, and will be deemed given when mailed.

In addition, so long as the notes are listed on the Official List of the Luxembourg Stock Exchange for trading on the Euro MTF Market and it is required by the rules of such exchange, all notices to holders of notes will be published in English:

(1) in a leading newspaper having a general circulation in Luxembourg (which currently is expected to be Luxemburger Wort); or

(2) on the website of the Luxembourg Stock Exchange at http://www.bourse.lu.

Notices will be deemed to have been given on the date of mailing or of publication as aforesaid or, if published on different dates, on the date of the first such publication. If publication as provided above is not practicable, notices will be given in such other manner, and shall be deemed to have been given on such date, as the trustee may approve.

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

Our Relationship with the Trustee

The Bank of New York Mellon is initially serving as the trustee for the notes. The Bank of New York Mellon London Branch is serving as the Common Depositary for Clearstream and Euroclear. The Bank of New York Mellon and its affiliates may have other business relationships with us from time to time.

TAXATION

The following summary of certain Mexican federal and U.S. federal income tax considerations contains a description of the principal Mexican federal and U.S. federal income tax consequences of the purchase, ownership and disposition of the notes, but does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the notes. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States and Mexico, or U.S. federal taxes other than income taxes (except certain European Union related taxes discussed below).

This summary is based on the tax laws of Mexico and the United States as in effect on the date of this prospectus supplement (including the tax treaty described below), as well as on rules and regulations of Mexico and regulations, rulings and decisions of the United States available on or before such date and now in effect. All of the foregoing are subject to change, which change could apply retroactively and could affect the continued validity of this summary.

Prospective purchasers of notes should consult their own tax advisors as to the Mexican, United States or other tax consequences of the purchase, ownership and disposition of the notes, including, in particular, the application to their particular situations of the tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

Mexican Tax Considerations

The following is a general summary of the principal consequences under the Mexican Ley del Impuesto sobre la Renta (the “Mexican Income Tax Law”) and rules and regulations thereunder, as currently in effect, of the purchase, ownership and disposition of the notes by a holder that is not a resident of Mexico and that will not hold notes or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a “foreign holder”).

For purposes of Mexican taxation, tax residency is a highly technical definition that involves the application of a number of factors. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico, and a corporation is considered a resident if it has established in Mexico its principal place of business management or its effective seat of business management. However, any determination of residence should take into account the particular situation of each person or legal entity.

U.S./Mexico and Other Tax Treaties

The United States and Mexico have entered into a Convention for the Avoidance of Double Taxation (collectively, with subsequent Protocols thereto, referred to as the “tax treaty”). Provisions of the tax treaty that may affect the taxation of certain United States holders are summarized below. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters. Mexico has also entered into and is negotiating several other tax treaties that may reduce the amount of Mexican withholding tax to which payments of interest on the notes may be subject. Prospective purchasers of the notes should consult their own tax advisors as to the tax consequences, if any, of such treaties.

Payments of Interest, Principal and Premium in Respect of the Notes

Under the Mexican Income Tax Law, payments of interest we make in respect of the notes (including payments of principal in excess of the issue price of such notes, which, under Mexican law, are deemed to be interest) to a foreign holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% if (1) the notes are placed through banks or brokerage houses (casas de bolsa) in a country with which Mexico has entered into a tax treaty for the avoidance of double taxation, which is in effect, (2) the documents evidencing this offer and the notes are notified to the CNBV, pursuant to the Mexican Securities Market Law, and (3) the information requirements specified by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or the “SHCP”) under its general rules are satisfied. In case such requirements are not met, the applicable withholding tax rate will be 10%. We believe that because the conditions described in (1) through (3) above will be satisfied, except as described below, the applicable withholding tax rate will be 4.9% and we expect to withhold tax at such rate.

A higher income tax withholding rate will be applicable when the effective beneficiaries of payments treated as interest, whether directly or indirectly, individually or collectively with related persons, who receive more than 5% of the aggregate amount of such payments on the notes are (1) our shareholders who own, directly or indirectly, individually or collectively with related persons, more than 10% of our voting stock, or (2) legal entities more than 20% of whose stock is owned by us, directly or indirectly, individually or collectively with related persons, as set forth in the Mexican Income Tax Law.

Under the Mexican Income Tax Law, payments of interest we make with respect to the notes to a non-Mexican pension or retirement fund generally will be exempt from Mexican withholding taxes, provided that (1) the fund is the effective beneficiary of such interest income, (2) the fund is duly established pursuant to the laws of its country of origin, (3) the relevant interest income is exempt from taxation in such country, and (4) the fund is duly registered with the SHCP’s Registry of Banks, Finance Entities, Pension Funds and Foreign Investment Funds.

We have agreed, subject to specified exceptions and limitations, to pay additional amounts to the holders of notes in respect of the Mexican withholding taxes mentioned above. If we pay additional amounts in respect of such Mexican withholding taxes, any refunds of such additional amounts will be for our account. See “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus.

Holders or beneficial owners of notes may be requested to provide certain information or documentation necessary to enable us to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided on a timely basis, our obligations to pay additional amounts may be limited as set forth under “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus.

In the event of certain changes in the applicable rate of Mexican withholding taxes, we may redeem the notes, in whole (but not in part) at any time, at a redemption price equal to 100% of their principal amount plus accrued interest and any additional amounts due thereon to the redemption date. See “Description of Debt Securities—Optional Redemption—Redemption for Taxation Reasons” in the accompanying prospectus.

Under the Mexican Income Tax Law, payments of principal we make to a foreign holder of the notes will not be subject to any Mexican withholding or similar taxes.

Taxation of Disposition of Notes

The application of the Mexican Income Tax Law provisions to capital gains realized on the disposition of notes by foreign holders is unclear. We expect that no Mexican tax will be imposed on transfers of notes between foreign holders effected outside of Mexico.

Other Mexican Taxes

A foreign holder will not be liable for estate, gift, inheritance or similar taxes with respect to its holdings of notes. There are no Mexican stamps, issue registration or similar taxes payable by a foreign holder with respect to the notes.

U.S. Federal Income Tax Considerations

The following is a summary of the principal U.S. federal income tax considerations that may be relevant to a beneficial owner of notes that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of the notes (a “U.S. holder”) and certain U.S. federal income tax considerations that may be as relevant to, a beneficial owner of notes (other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder (a “non-U.S. holder”). It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor’s decision to invest in the notes.

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. In addition, except where noted, this summary deals only with investors that are U.S. holders who acquire the notes in the United States as part of the initial offering of the notes, who will own the notes as capital assets, and whose functional currency is the U.S. dollar. It does not address U.S. federal income tax considerations applicable to investors who may be subject to special tax rules, such as banks, financial institutions, partnerships (or entities treated as a partnership for U.S. federal income tax purposes) or partners therein, tax-exempt entities, insurance companies, traders in securities that elect to use the mark-to-market method of accounting for their securities, persons subject to the alternative minimum tax, dealers in securities or currencies, certain short-term holders of notes, or persons that hedge their exposure in the notes or will hold notes as a position in a “straddle” or conversion transaction or as part of a “synthetic security” or other integrated financial transaction. U.S. holders should be aware that the U.S. federal income tax consequences of holding the notes may be materially different for investors described in the prior sentence.

You should consult your tax advisor about the consequences of the acquisition, ownership and disposition of the notes, including the relevance to your particular situation of the considerations discussed below, as well as any foreign, state, local or other tax laws.

Payments of Interest and Additional Amounts

Payments of the gross amount of interest and additional amounts (as defined in “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus), i.e., including amounts withheld in respect of Mexican withholding taxes, with respect to a note will be taxable to a U.S. holder as ordinary interest income at the time that such payments are accrued or are received, in accordance with the U.S. holder’s regular method of tax accounting. Thus, accrual method U.S. holders will report stated interest on the note as it accrues, and cash method U.S. holders will report interest when it is received or unconditionally made available for receipt.

The amount of interest income realized by a cash method U.S. holder will be the U.S. dollar value of the pounds sterling (the “foreign currency”) received, based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted to U.S. dollars. A cash method U.S. holder will not recognize foreign currency gain or loss with respect to the receipt of such payment, but may have foreign currency gain or loss attributable to the actual disposition of the foreign currency so received.

A U.S. holder that uses an accrual method of tax accounting must accrue interest in accordance with either of two methods. Under the first method, an accrual method U.S. holder will accrue interest income on the note in the foreign currency, and translate the amount accrued into U.S. dollars based on the average exchange rate in effect during the interest accrual period (or portion thereof within the U.S. holder’s taxable year). Under the second method, an electing accrual method U.S. holder will accrue interest income at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year), or at the spot rate of exchange on the date of receipt, if such date is within five business days of the last day of the accrual period. A U.S. holder that makes an election under the second method must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the U.S. Internal Revenue Service (the “IRS”).

An accrual method U.S. holder will recognize foreign currency gain or loss with respect to accrued interest income on the receipt of the interest payment if the exchange rate in effect on the date the payment is received (determined at the spot rate on the date such payment is received) differs from the exchange rate applicable to the previous accrual of that interest income (as determined above).

Foreign currency gain or loss will generally (i) be treated as ordinary income or loss, (ii) not be treated as an adjustment to interest income received on the note, and (iii) be treated as U.S. source income or as an offset to U.S. source income, respectively. The Mexican withholding tax that is imposed on interest will be treated as a foreign income tax eligible, subject to generally applicable limitations and conditions under the Code, for credit against a U.S. holder’s federal income tax liability or, at the U.S. holder’s election, for deduction in computing the holder’s taxable income provided that the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued for the relevant taxable year. Interest and additional amounts paid on the notes generally will constitute foreign source passive category income.

The calculation and availability of foreign tax credits or deductions involve the application of complex rules (including, in the case of foreign tax credits, relating to a minimum holding period) that depend on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of additional amounts.

Sale or Other Taxable Disposition of Notes

A U.S. holder generally will recognize gain or loss on the sale or other taxable disposition of the notes in an amount equal to the difference between (i) the amount realized on such sale or other taxable disposition (less any amounts attributable to accrued but unpaid interest, including any additional amounts thereon, which will be taxable as ordinary income to the extent not previously included in income) and (ii) the U.S. holder’s adjusted tax basis in the notes.

A U.S. holder’s adjusted tax basis in a note generally will be the U.S. dollar value of the purchase price of that note on the date of purchase, calculated at the exchange rate in effect on that date. In the case of maturity or retirement of a note, the amount realized generally will be the U.S. dollar value of the foreign currency received, calculated at the exchange rate in effect on the date the note matures or is retired. Similarly, if a note is sold before maturity for an amount denominated in foreign currency, the amount realized generally will be the U.S. dollar value of the foreign currency received, calculated at the exchange rate in effect on the date the note is sold. If the notes are traded on an established securities market, however, a cash method U.S. holder (or an electing accrual method U.S. holder) will determine its adjusted tax basis or amount realized by using the exchange rate in effect on the settlement date of the purchase or disposition, as the case may be.

Subject to the foreign currency rules discussed below, gain or loss realized by a U.S. holder on such sale or other taxable disposition generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of the disposition, the notes have been held for more than one year. Certain non-corporate U.S. holders (including individuals) may be eligible for preferential rates of taxation in respect of long-term capital gains. The deductibility of capital losses is subject to limitations.

A portion of a U.S. holder’s gain or loss with respect to the principal amount of the note may be treated as foreign currency gain or loss, which is treated as ordinary income or loss, and will generally be treated as U.S. source income or as an offset to U.S. source income, respectively. For these purposes, the principal amount of the note will be the U.S. holder’s purchase price for the note in the foreign currency, and the amount of foreign currency gain or loss recognized is equal to the difference between (i) the U.S. dollar value of the principal amount determined on the date of the sale or other taxable disposition of the note and (ii) the U.S. dollar value of the principal amount determined on the date the U.S. holder purchased the note. In addition, upon the sale or other taxable disposition of a note, an accrual method U.S. holder may realize foreign currency gain or loss attributable to amounts received in respect of accrued and unpaid interest. The amount of foreign currency gain or loss realized with respect to principal and accrued interest will, however, be limited to the amount of overall gain or loss realized on the sale or other taxable disposition of the note.

Capital gain or loss recognized by a U.S. holder, as well as any foreign currency gain or loss, generally will be U.S. source gain or loss. Consequently, if any such gain would be subject to Mexican income tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. U.S. holders should consult their own tax advisors as to the foreign tax credit implications of a disposition of the notes.

Non-U.S. Holders

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on interest received on the notes or on gain realized on the sale or other taxable disposition of the notes unless (i) the interest or gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment), or (ii) in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition and certain other conditions are met.

Information Reporting and Backup Withholding

Payments on the notes, and proceeds of the sale or other taxable disposition of the notes, that are paid within the United States or through certain U.S. related financial intermediaries to a U.S. holder generally are subject to information reporting and backup withholding unless (i) the U.S. holder is a corporation or other exempt recipient and demonstrates this fact when so required or (ii) in the case of backup withholding, the U.S. holder provides an accurate taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Although non-U.S. holders generally are exempt from information reporting and backup withholding, a non-U.S. holder may, in certain circumstances, be required to comply with certification procedures to prove entitlement to this exemption.

European Union Tax Considerations

Under Council Directive 2003/48/EC on the taxation of savings income (the “Savings Directive”), each Member State of the European Union, or EU, is required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to, or secured by such person for, an individual beneficial owner resident in, or certain limited types of entities established in, that other Member State. However, for a transitional period, Austria and Luxembourg will (unless during such period such Member States elect otherwise) instead operate a withholding system in relation to such payments. Under such withholding system, tax will be deducted unless the beneficial owner of the interest payment elects instead for an exchange of information procedure. The rate of withholding is 35%.

The transitional period is to terminate at the end of the first full fiscal year following agreement by certain non-EU countries to exchange of information procedures relating to interest and other similar income.

A number of non-EU countries and certain dependent or associated territories of certain Member States have adopted similar measures (either provision of information or transitional withholding) in relation to payments made by a person within their respective jurisdictions to, or secured by such a person for, an individual beneficial owner resident in, or certain limited types of entities established in, a Member State. In addition, the Member States have entered into provision of information or transitional withholding arrangements with certain of those countries and territories in relation to payments made by a person in a Member State to, or secured by such a person for, an individual beneficial owner resident in, or certain limited types of entities established in, one of those countries or territories.

A proposal for amendments to the Savings Directive has been published, including a number of suggested changes which, if implemented, would broaden the scope of the rules described above. Investors who are in any doubt as to their position should consult their professional advisors.

If a payment under a note were to be made by a person in a Member State or another country or territory which has opted for a withholding system and an amount of, or in respect of, tax were to be withheld from that payment pursuant to the Savings Directive or any law implementing or complying with, or introduced in order to conform to, the Savings Directive, neither we nor any paying agent nor any other person would be obliged to pay additional amounts under the terms of the note as a result of the imposition of such withholding tax. Holders should consult their tax advisors regarding the implications of the Savings Directive in their particular circumstances.

UNDERWRITING

Subject to the terms and conditions in the underwriting agreement between us and Deutsche Bank AG, London Branch, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us, the principal amounts of notes set forth below.

Underwriter	Principal Amount of Notes
Deutsche Bank AG, London Branch	£750,000,000

Total	£750,000,000

The underwriting agreement provides that the obligation of the underwriter to purchase the notes is subject to approval of legal matters by counsel and to other conditions. The underwriting agreement provides that the underwriter is obligated to purchase all of the notes, if any are purchased.

The underwriter initially may offer part of the notes directly to the public at the offering price described on the cover page of this prospectus supplement. After the initial offering the notes, the underwriter may from time to time vary the offering price and other selling terms. The underwriter may offer and sell the notes through certain of its affiliates.

We estimate that our out-of-pocket expenses for this offering will be approximately U.S.$325,000.

The notes are a new issue of securities with no established trading market. Application will be made to list the notes on the Official List of the Luxembourg Stock Exchange for trading on the Euro MTF Market of such Exchange. However, even if admission to listing is obtained, we will not be required to maintain it. The underwriter intends to make a secondary market for the notes. However, the underwriter is not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. We provide no assurance concerning the liquidity of the trading market for the notes.

We have agreed to indemnify the underwriter against liabilities under the U.S. Securities Act of 1933, as amended, or contribute to payments which the underwriter may be required to make in that respect.

Stabilization and Short Positions

In connection with the offering of the notes, Deutsche Bank AG, London Branch, or any person acting for it, may, subject to applicable law, engage in overallotment, stabilizing transactions and syndicate covering transactions. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriter. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the Deutsche Bank AG, London Branch, or any person acting for it, engages in stabilizing or syndicate covering transactions, it may discontinue them at any time.

Selling Restrictions

The notes are offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

European Economic Area

The underwriter has represented and agreed that, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(1) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(2) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representative or representatives nominated by América Móvil for any such offer; or

(3) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require América Móvil or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State; “Prospectus Directive” means European Council Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive) and includes any relevant implementing measure in the Relevant Member State; and “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

The underwriter has represented, warranted and agreed that:

(1) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(2) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (as amended, the “FIEL”) and the underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus supplement and the accompanying prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust will not be transferable for six months after that corporation or that trust has acquired the notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Mexico

The notes have not been registered in Mexico with the Sección de Valores (Securities Section) of the Registro Nacional de Valores (National Securities Registry) maintained by the CNBV, and that no action has been or will be taken that would permit the offer or sale of the notes in Mexico absent an available exemption under Article 8 of the Mexican Securities Market Law.

T+6 Settlement

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which is the sixth business day following the date hereof (this settlement cycle being referred to as “T+6”). Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof or the next two succeeding U.S. business days will be required, by virtue of the fact that the notes initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Other Matters

The underwriter and its affiliates have engaged in, and may in the future engage in, investment banking, commercial banking, financial advisory and other transactions and matters in the ordinary course of business with us and our affiliates. They have received customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of our company or our affiliates. If the underwriter or its affiliates has a lending relationship with us, said underwriter or its affiliates routinely hedge, and such underwriter or its affiliates may hedge, its credit exposure to us consistent with its customary risk management policies. Typically, underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may, at any time, hold or recommend to clients that they acquire, long or short positions in such securities and instruments.

The underwriter is not a broker-dealer registered with the SEC and will make any sales of notes in the United States, or to persons in the United States, solely through one or more registered broker-dealers in compliance with the Exchange Act and the rules of the Financial Industry Regulatory Authority.

An affiliate of Deutsche Bank AG, London Branch serves as our financial advisor with respect to our investments in KPN and Telekom Austria.

VALIDITY OF THE NOTES

The validity of the notes offered and sold in this offering will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, our United States counsel, and for the underwriter by Simpson Thacher & Bartlett LLP, United States counsel to the underwriter. Certain matters of Mexican law relating to the notes will be passed upon for us by Bufete Robles Miaja, S.C., our Mexican counsel, and for the underwriter by Raz-Guzmán, S.C., Mexican counsel to the underwriter.

EXPERTS

The consolidated financial statements of América Móvil, S.A.B. de C.V. appearing in its annual report on Form 20-F for the year ended December 31, 2011, and the effectiveness of América Móvil, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2011, have been audited by Mancera, S.C., a member practice of Ernst & Young Global, an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

América Móvil, S.A.B. de C.V.

Debt Securities

Warrants

Guarantees

We may from time to time offer debt securities, warrants to purchase debt securities or guarantees of debt securities issued by others. This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. When we offer securities, the specific terms of the securities, the offering price and the specific manner in which they may be offered, will be described in supplements to this prospectus.

Investment in the securities involves risks. See “Risk Factors” beginning on page 4 of this prospectus.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

THIS PROSPECTUS IS SOLELY OUR RESPONSIBILITY AND HAS NOT BEEN REVIEWED OR AUTHORIZED BY THE COMISIÓN NACIONAL BANCARIA Y DE VALORES (THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION, OR “CNBV”). THE TERMS AND CONDITIONS OF ANY OFFER OF SECURITIES WILL BE NOTIFIED TO THE CNBV FOR INFORMATIONAL PURPOSES ONLY AND SUCH NOTICE DOES NOT CONSTITUTE A CERTIFICATION AS TO THE INVESTMENT VALUE OF THE SECURITIES OR OUR SOLVENCY. THE SECURITIES MAY NOT BE OFFERED OR SOLD IN MEXICO, ABSENT AN AVAILABLE EXCEPTION UNDER THE LEY DEL MERCADO DE VALORES (MEXICAN SECURITIES MARKET LAW). IN MAKING AN INVESTMENT DECISION, ALL INVESTORS, INCLUDING ANY MEXICAN CITIZEN WHO MAY ACQUIRE DEBT SECURITIES FROM TIME TO TIME, MUST RELY ON THEIR OWN EXAMINATION OF US.

June 28, 2012

We are responsible for the information contained in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference herein and therein. We have not authorized any person to give you any other information, and we take no responsibility for any other information that others may give you. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates. We are not making an offer of these securities in any state where the offer is not permitted.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf process, América Móvil, S.A.B. de C.V. may from time to time offer debt securities, warrants to purchase debt securities or guarantees of debt securities issued by others.

As used in this prospectus, “América Móvil,” “we,” “our” and “us” refer to América Móvil, S.A.B. de C.V. and its consolidated subsidiaries, unless the context otherwise requires or unless otherwise specified.

This prospectus only provides a general description of the securities that we may offer. Each time we offer securities, we will prepare a prospectus supplement containing specific information about the particular offering and the terms of those securities. We may also add, update or change other information contained in this prospectus by means of a prospectus supplement or by incorporating by reference information we file with the SEC. The registration statement that we filed with the SEC includes exhibits that provide more detail on the matters discussed in this prospectus. Before you invest in any securities offered by this prospectus, you should read this prospectus, any related prospectus supplement and the related exhibits filed with the SEC, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this prospectus may constitute “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual events may differ materially from our expectations. In many cases, we include together with the forward-looking statements themselves a discussion of factors that may cause actual events to differ from our forward-looking statements. Examples of forward-looking statements include the following:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, indebtedness levels, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition, regulation and rates;

•	statements about our future economic performance or that of Mexico or other countries in which we operate;

•	competitive developments in the telecommunications sector in each of the markets where we operate or into which we may expand;

•	other factors and trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our most recent annual report on 20-F, which is incorporated in this prospectus by reference, any reports on Form 6-K that may be incorporated in this prospectus by reference or a prospectus supplement, include economic and political conditions and government policies in Mexico, Brazil or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. See “Where You Can Find More Information” for information about how to obtain a copy of these documents. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

You should evaluate any statements made by us in light of these important factors.

AMÉRICA MÓVIL

América Móvil provides telecommunications services in 18 countries. América Móvil is the largest provider of wireless communications services in Latin America, based on the number of subscribers, with the largest market share in Mexico and the third-largest market share in Brazil. América Móvil also has major fixed-line operations in Mexico, Brazil and 12 other countries. As of March 31, 2012, América Móvil had 246.0 million wireless subscribers and 59.7 million fixed revenue generating units in the Americas.

América Móvil, S.A.B. de C.V. is a sociedad anónima bursátil de capital variable organized under the laws of Mexico with its principal executive offices at Lago Zurich 245, Edificio Telcel, Colonia Granada Ampliación, Delegación Miguel Hidalgo, 11529, México D.F., México. Our telephone number at this location is (5255) 2581-4449.

RISK FACTORS

We have set forth risk factors in our most recent annual report on Form 20-F, which is incorporated by reference in this prospectus. We have also set forth below certain additional risk factors that relate specifically to securities we may offer using this prospectus. We may include further risk factors in more recent reports on Form 6-K incorporated in this prospectus by reference, or in a prospectus supplement. You should carefully consider all these risk factors in addition to the other information presented or incorporated by reference in this prospectus.

Risks Relating to Debt Securities

There may not be a liquid trading market

If an active market for our debt securities does not develop, the price of our debt securities and the ability of a holder of debt securities to find a ready buyer will be adversely affected. As a result, we cannot assure you as to the liquidity of any trading market for our debt securities.

Creditors of our subsidiaries will have priority over the holders of our debt securities in claims to assets of our subsidiaries

Our debt securities will be obligations of América Móvil and not any of our subsidiaries. We conduct substantially all of our business and hold substantially all of our assets through our subsidiaries. Claims of creditors of our subsidiaries, including trade creditors and bank and other lenders, will have priority over the holders of our debt securities in claims to assets of our subsidiaries. In addition, our ability to meet our obligations, including under our debt securities, will depend, in significant part, on our receipt of cash dividends, advances and other payments from our subsidiaries.

All of our outstanding debt securities that were issued in the Mexican and international markets through mid-September 2011 are unconditionally guaranteed by our subsidiary Radiomóvil Dipsa, S.A. de C.V. (“Telcel”). Accordingly, the holders of those outstanding debt securities will have priority over the holders of the unguaranteed debt securities offered by this prospectus with respect to claims to the assets of Telcel.

Judgments of Mexican courts enforcing our obligations under the debt securities would be payable only in Mexican pesos

If proceedings were brought in Mexico seeking to enforce in Mexico our obligations in respect of debt securities, we would be required to discharge our obligations in Mexico in Mexican pesos. Under the Ley Monetaria de los Estados Unidos Mexicanos (the Mexican Monetary Law), an obligation denominated in a currency other than Mexican pesos that is payable in Mexico may be satisfied in Mexican pesos at the rate of exchange in effect on the date of payment. This rate is currently determined by Banco de México and published in the Official Gazette of Mexico (Diario Oficial de la Federación). As a result, the amount paid by us in Mexican pesos to holders of debt securities may not be readily convertible into the amount of U.S. dollars or other currency that we are obligated to pay under the applicable indenture. In addition, our obligation to indemnify these holders against exchange losses may be unenforceable in Mexico.

Our obligations under the debt securities would be converted in the event of bankruptcy

Under Mexico’s Ley de Concursos Mercantiles (Law on Mercantile Reorganization), if we were declared bankrupt or in concurso mercantil (bankruptcy reorganization), our obligations under our debt securities:

•	would be converted into Mexican pesos and then from Mexican pesos into inflation-adjusted units, or Unidades de Inversión;

•	would be satisfied at the time claims of all our creditors are satisfied;

•	would be subject to the outcome of, and priorities recognized in, the relevant proceedings;

•	would cease to accrue interest; and

•	would not be adjusted to take into account any depreciation of the Mexican peso against the U.S. dollar or other currency occurring after such declaration.

USE OF PROCEEDS

Unless otherwise disclosed in connection with a particular offering of securities, we intend to use the net proceeds from the sale of the securities for general corporate purposes.

DESCRIPTION OF DEBT SECURITIES

Unless otherwise specified in the applicable prospectus supplement, our debt securities will be issued under a base indenture, dated as of June 28, 2012 (the “base indenture”), and supplemental indentures relating to particular series of debt securities (collectively, the “indenture”). The indenture is an agreement among us, The Bank of New York Mellon, as trustee, and any other applicable party thereto.

Our debt securities will not be guaranteed by any of our subsidiaries. All of our outstanding debt securities that were issued in the Mexican and international markets through mid-September 2011 are unconditionally guaranteed by Telcel.

The following section summarizes the material terms that are common to all series of debt securities issued by América Móvil under the indenture, unless otherwise indicated in this section or in the prospectus supplement relating to a particular series. We will describe the particular terms of each series of debt securities offered in a supplement to this prospectus.

Because this section is a summary, it does not describe every aspect of the debt securities and the indenture. This summary is subject to and qualified in its entirety by reference to all the provisions of the indenture, including the definition of various terms used in the indenture. For example, we describe the meanings for only the more important terms that have been given special meanings in the indenture. We also include references in parentheses to some sections of the base indenture.

The indenture and the documents relating to each series of debt securities contain the full legal text of the matters summarized in this section. We have filed a copy of the base indenture with the SEC as an exhibit to the registration statement of which this prospectus forms a part. We will file a copy of the supplemental indentures relating to particular series of debt securities with the SEC. Upon request, we will provide you with a copy of the indenture. See “Where You Can Find More Information” for information concerning how to obtain a copy.

In this section, references to “we,” “us” and “our” are to América Móvil, S.A.B. de C.V. only and do not include our subsidiaries or affiliates. References to “holders” mean those who have debt securities registered in their names on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in debt securities issued in book-entry form through The Depository Trust Company or in debt securities registered in street name. Owners of beneficial interests in debt securities should refer to “Form of Debt Securities, Clearing and Settlement.”

The debt securities will be issued in one or more series. The following discussion of provisions of the debt securities, including, among others, the discussion of provisions described under “—Optional Redemption,” “—Defaults, Remedies and Waiver of Defaults,” “—Modification and Waiver” and “—Defeasance,” applies to individual series of debt securities.

General

Trustee

The trustee has the following two main roles:

•

First, the trustee can enforce your rights against us if we default in respect of the debt securities. There are some limitations on the extent to which the trustee acts on your behalf, which we describe under “—Defaults, Remedies and Waiver of Defaults.”

•	Second, the trustee performs administrative duties for us, such as making interest payments and sending notices to holders of debt securities.

Ranking of the Debt Securities

We are a holding company and our principal assets are shares that we hold in our subsidiaries. Our debt securities will not be secured by any of our assets or properties. As a result, by owning the debt securities, you will be one of our unsecured creditors. The debt securities will not be subordinated to any of our other unsecured debt obligations. In the event of a bankruptcy or liquidation proceeding against us, the debt securities would rank equally in right of payment with all our other unsecured and unsubordinated debt.

Claims of creditors of our subsidiaries, including trade creditors and bank and other lenders, will have priority over the holders of the debt securities in claims to assets of our subsidiaries. All of our outstanding debt securities that were issued in the Mexican and international markets through mid-September 2011 are unconditionally guaranteed by Telcel. Accordingly, the holders of those outstanding debt securities will have priority over the holders of the debt securities with respect to claims to the assets of Telcel.

Stated Maturity and Maturity

The day on which the principal amount of the debt securities is scheduled to become due is called the “stated maturity” of the principal. The principal may become due before the stated maturity by reason of redemption or acceleration after a default. The day on which the principal actually becomes due, whether at the stated maturity or earlier, is called the “maturity” of the principal.

We also use the terms “stated maturity” and “maturity” to refer to the dates when interest payments become due. For example, we may refer to a regular interest payment date when an installment of interest is scheduled to become due as the “stated maturity” of that installment. When we refer to the “stated maturity” or the “maturity” of the debt securities without specifying a particular payment, we mean the stated maturity or maturity, as the case may be, of the principal.

Form and Denominations

The debt securities will be issued only in registered form without coupons and in denominations of U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof, unless otherwise specified in the applicable prospectus supplement. (Section 302)

Except in limited circumstances, the debt securities will be issued in the form of global debt securities. See “Form of Debt Securities, Clearing and Settlement.”

Further Issues

Unless otherwise specified in the applicable prospectus supplement, we reserve the right, from time to time without the consent of holders of the debt securities, to issue additional debt securities on terms and conditions identical to those of the debt securities (except for issue date, issue price and the date from which interest will accrue and, if applicable, first be paid), which additional debt securities will increase the aggregate principal amount of, and will be consolidated and form a single series with, the debt securities. (Section 203)

Payment Provisions

Payments on the Debt Securities

We will pay interest on the debt securities on the interest payment dates stated in the applicable prospectus supplement and at maturity. Each payment of interest due on an interest payment date or at maturity will include interest accrued from and including the last date to which interest has been paid or made available for payment, or from the issue date, if none has been paid or made available for payment, to but excluding the relevant payment date.

For interest due on a debt security on an interest payment date, we will pay the interest to the holder in whose name the debt security is registered at the close of business on the regular record date relating to the interest payment date. For interest due at maturity but on a day that is not an interest payment date, we will pay the interest to the person or entity entitled to receive the principal of the debt security. For principal due on a debt security at maturity, we will pay the amount to the holder of the debt security against surrender of the debt security at the proper place of payment. (Section 306)

Unless otherwise specified in the applicable prospectus supplement, we will compute interest on debt securities bearing interest at a fixed rate on the basis of a 360-day year of twelve 30-day months.

The regular record dates relating to the interest payment dates for any debt security will be set forth in the applicable prospectus supplement.

Payments on Global Debt Securities.    For debt securities issued in global form, we will make payments on the debt securities in accordance with the applicable procedures of the depositary as in effect from time to time. (Section 1002) Under those procedures, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in a global debt security. An indirect holder’s right to receive those payments will be governed by the rules and practices of the depositary and its participants.

Payments on Certificated Debt Securities.    For debt securities issued in certificated form, we will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at the holder’s address shown on the trustee’s records as of the close of business on the regular record date, and we will make all other payments by check to the paying agent described below, against surrender of the debt security. All payments by check may be made in next-day funds, that is, funds that become available on the day after the check is cashed. If we issue debt securities in certificated form, holders of debt securities in certificated form will be able to receive payments of principal and interest on their debt securities at the office of our paying agent maintained in New York City. (Sections 202 and 306)

Payment When Offices Are Closed

If any payment is due on a debt security on a day that is not a business day, we will make the payment on the day that is the next business day. Payments postponed to the next business day in this situation will be treated under the indenture as if they were made on the original due date. Postponement of this kind will not result in a default under the debt securities or the indenture. If interest on the debt securities is calculated on the basis of a 360-day year of twelve 30-day months, no interest will accrue on the postponed amount from the original due date to the next day that is a business day.

“Business day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is (a) not a day on which banking institutions in New York City or Mexico City generally are authorized or obligated by law, regulation or executive order to close and (b) a day on which banks and financial institutions in Mexico are open for business with the general public. (Section 101)

Paying Agents

If we issue debt securities in certificated form, we may appoint one or more financial institutions to act as our paying agents, at whose designated offices the debt securities may be surrendered for payment at their maturity. We may add, replace or terminate paying agents from time to time; provided that if any debt securities are issued in certificated form, so long as such debt securities are outstanding, we will maintain a paying agent in New York City. We may also choose to act as our own paying agent. Initially, we have appointed the trustee, at its corporate trust office in New York City, as a paying agent. We must notify you of changes in the paying agents as described under “—Notices.”

Unclaimed Payments

All money paid by us to the trustee or any paying agent that remains unclaimed at the end of two years after the amount is due to a holder will be repaid to us. After that two-year period, the holder may look only to us for payment and not to the trustee, any paying agent or anyone else. (Section 1003)

Payment of Additional Amounts

We are required by Mexican law to deduct Mexican withholding taxes from payments of interest to holders of debt securities who are not residents of Mexico for tax purposes as described under “Taxation—Mexican Tax Considerations.”

We will pay to holders of the debt securities all additional amounts that may be necessary so that every net payment of interest or principal or premium to the holder will not be less than the amount provided for in the debt securities. By net payment, we mean the amount that we or our paying agent will pay the holder after deducting or withholding an amount for or on account of any present or future taxes, duties, assessments or other governmental charges imposed or levied with respect to that payment by a Mexican taxing authority.

Our obligation to pay additional amounts is, however, subject to several important exceptions. We will not pay additional amounts to or on behalf of any holder or beneficial owner, or to the trustee, for or on account of any of the following:

•

any taxes, duties, assessments or other governmental charges imposed solely because at any time there is or was a connection between the holder and Mexico (other than the mere receipt of a payment or the ownership or holding of a debt security);

•

any taxes, duties, assessments or other governmental charges imposed solely because the holder or any other person fails to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Mexico of the holder or any beneficial owner of the debt security if compliance is required by law, regulation or by an applicable income tax treaty to which Mexico is a party, as a precondition to exemption from, or reduction in the rate of, the tax, assessment or other governmental charge and we have given the holders at least 30 calendar days’ notice prior to the first payment date with respect to which such certification, identification or reporting requirement is required to the effect that holders will be required to provide such information and identification;

•

any taxes, duties, assessments or other governmental charges with respect to a debt security presented for payment more than 15 days after the date on which the payment became due and payable or the date on which payment thereof is duly provided for and notice thereof given to holders, whichever occurs later, except to the extent that the holders of such debt security would have been entitled to such additional amounts on presenting such debt security for payment on any date during such 15-day period;

•	any estate, inheritance, gift or other similar tax, assessment or other governmental charge imposed with respect to the debt securities;

•	any tax, duty, assessment or other governmental charge payable otherwise than by deduction or withholding from payments on the debt securities;

•

any payment on a debt security to a holder that is a fiduciary or partnership or a person other than the sole beneficial owner of any such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such a partnership or the beneficial owner of the payment would not have been entitled to the additional amounts had the beneficiary, settlor, member or beneficial owner been the holder of such debt security;

•

any taxes, duties, assessments or other governmental charges that are imposed on a payment to an individual and are required to be made pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any other directive implementing the conclusions of the ECOFIN Council meetings of November 26 and 27, 2000, December 13, 2001, and January 21, 2003, or any law or agreement implementing or complying with, or introduced in order to conform to, such a directive; and

•	any combination of the items in the bullet points above. (Section 1009)

The limitations on our obligations to pay additional amounts described in the second bullet point above will not apply if the provision of information, documentation or other evidence described in the applicable bullet point would be materially more onerous, in form, in procedure or in the substance of information disclosed, to a holder or beneficial owner of a debt security, taking into account any relevant differences between U.S. and Mexican law, regulation or administrative practice, than comparable information or other reporting requirements imposed under U.S. tax law (including the United States/Mexico Income Tax Treaty), regulations (including proposed regulations) and administrative practice. (Section 1009(a))

Applicable Mexican regulations currently allow us to withhold at a reduced rate, provided that we comply with certain information reporting requirements. Accordingly, the limitations on our obligations to pay additional amounts described in the second bullet point above also will not apply unless (a) the provision of the information, documentation or other evidence described in the applicable bullet point is expressly required by the applicable Mexican regulations, (b) we cannot obtain the information, documentation or other evidence necessary to comply with the applicable Mexican regulations on our own through reasonable diligence and (c) we otherwise would meet the requirements for application of the applicable Mexican regulations.

In addition, the limitation described in the second bullet point above does not require that any person, including any non-Mexican pension fund, retirement fund or financial institution, register with the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) to establish eligibility for an exemption from, or a reduction of, Mexican withholding tax.

We will remit the full amount of any Mexican taxes withheld to the applicable Mexican taxing authorities in accordance with applicable law. We will also provide the trustee with documentation satisfactory to the trustee evidencing the payment of Mexican taxes in respect of which we have paid any additional amounts. We will provide copies of such documentation to the holders of the debt securities or the relevant paying agent upon request. (Section 1009(a))

In the event that additional amounts actually paid with respect to the debt securities pursuant to the preceding paragraphs are based on rates of deduction or withholding of withholding taxes in excess of the appropriate rate applicable to the holder of such debt securities, and as a result thereof such holder is entitled to make a claim for a refund or credit of such excess from the authority imposing such withholding tax, then such holder shall, by accepting such debt securities, be deemed to have assigned and transferred all right, title and interest to any such claim for a refund or credit of such excess to us. However, by making such assignment, the holder makes no representation or warranty that we will be entitled to receive such claim for a refund or credit and incurs no other obligation with respect thereto. (Section 1009(d))

Any reference in this prospectus, the base indenture, any applicable supplemental indenture or the debt securities to principal, premium, if any, interest or any other amount payable in respect of the debt securities by us will be deemed also to refer to any additional amounts that may be payable with respect to that amount under the obligations referred to in this subsection. (Section 1009(e))

Optional Redemption

We will not be permitted to redeem the debt securities before their stated maturity, except as set forth below. The debt securities will not be entitled to the benefit of any sinking fund—meaning that we will not deposit money on a regular basis into any separate account to repay your debt securities. In addition, you will not be entitled to require us to repurchase your debt securities from you before the stated maturity. (Section 1101(a))

Optional Redemption

If so indicated in the applicable prospectus supplement, we will be entitled, at our option, to redeem some or all of the outstanding debt securities from time to time at the redemption price set forth in the applicable prospectus supplement. If the debt securities are redeemable only on or after a specified date or upon the satisfaction of additional conditions, the prospectus supplement will specify the date or describe the conditions. In each case we will also pay you accrued and unpaid interest, if any, through the redemption date. Debt securities will stop bearing interest on the redemption date, even if you do not collect your money. (Sections 301, 1101 and 1104)

Redemption for Taxation Reasons

If, as a result of any amendment to, or change in, the laws (or any rules or regulations thereunder) of Mexico or any political subdivision or taxing authority thereof or therein affecting taxation, or any amendment to or change in an official interpretation or application of such laws, rules or regulations, which amendment to or change of such laws, rules or regulations becomes effective on or after the date on which the debt securities are issued, we would be obligated, after taking such measures as we may consider reasonable to avoid this requirement, to pay additional amounts in excess of those attributable to a Mexican withholding tax rate of 4.9% with respect to the debt securities (see “—Payment of Additional Amounts” and “Taxation—Mexican Tax Considerations”), then, at our option, all, but not less than all, of the debt securities may be redeemed at any time on giving not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the outstanding principal amount of the debt securities being redeemed, plus accrued and unpaid interest, any premium applicable in the case of a redemption prior to maturity and any additional amounts due thereon up to but not including the date of redemption; provided, however, that (1) no notice of redemption for tax reasons may be given earlier than 90 days prior to the earliest date on which we would be obligated to pay these additional amounts if a payment on the debt securities were then due and (2) at the time such notice of redemption is given such obligation to pay such additional amounts remains in effect. (Section 1101(c))

Prior to the publication of any notice of redemption for taxation reasons, we will deliver to the trustee:

•

a certificate signed by one of our duly authorized representatives stating that we are entitled to effect the redemption and setting forth a statement of facts showing that the conditions precedent to our right of redemption for taxation reasons have occurred; and

•

an opinion of Mexican legal counsel (which may be our counsel) of recognized standing to the effect that we have or will become obligated to pay such additional amounts as a result of such change or amendment. (Section 1101(d))

This notice, after it is delivered to the holders, will be irrevocable. (Section 1102)

Covenants

The following covenants will apply to us and certain of our subsidiaries for so long as any debt security remains outstanding. These covenants restrict our ability and the ability of these subsidiaries to enter into certain transactions. However, these covenants do not limit our ability to incur indebtedness or require us to comply with financial ratios or to maintain specified levels of net worth or liquidity.

Limitation on Liens

We may not, and we may not allow any of our restricted subsidiaries to, create, incur, issue or assume any liens on our restricted property to secure debt where the debt secured by such liens, plus the aggregate amount of our attributable debt and that of our restricted subsidiaries in respect of sale and leaseback transactions, would exceed an amount equal to an aggregate of 15% of our Consolidated Net Tangible Assets unless we secure the debt securities equally with, or prior to, the debt secured by such liens. This restriction will not, however, apply to the following:

•	liens on restricted property acquired and existing on the date the property was acquired or arising after such acquisition pursuant to contractual commitments entered into prior to such acquisition;

•

liens on any restricted property securing debt incurred or assumed for the purpose of financing its purchase price or the cost of its construction, improvement or repair; provided that such lien attaches to the restricted property within 12 months of its acquisition or the completion of its construction, improvement or repair and does not attach to any other restricted property;

•

liens existing on any restricted property of any restricted subsidiary prior to the time that the restricted subsidiary became a subsidiary of ours or liens arising after that time under contractual commitments entered into prior to and not in contemplation of that event;

•	liens on any restricted property securing debt owed by a subsidiary of ours to us or to another of our subsidiaries; and

•

liens arising out of the refinancing, extension, renewal or refunding of any debt described above, provided that the aggregate principal amount of such debt is not increased and such lien does not extend to any additional restricted property. (Section 1006)

“Consolidated Net Tangible Assets” means total consolidated assets less (1) all current liabilities, (2) all goodwill, (3) all trade names, trademarks, patents and other intellectual property assets and (4) all licenses, each as set forth on our most recent consolidated balance sheet and computed in accordance with International Financial Reporting Standards (“IFRS”). (Section 101)

“Restricted property” means (1) any exchange and transmission equipment, switches, cellular base stations, microcells, local links, repeaters and related facilities, whether owned as of the date of the indenture or acquired after that date, used in connection with the provision of telecommunications services in Mexico, including any land, buildings, structures and other equipment or fixtures that constitute any such facility, owned by us or our restricted subsidiaries and (2) any share of capital stock of any restricted subsidiary. (Section 101)

“Restricted subsidiaries” means our subsidiaries that own restricted property. (Section 101)

Limitation on Sales and Leasebacks

We may not, and we may not allow any of our restricted subsidiaries to, enter into any sale and leaseback transaction without effectively providing that the debt securities will be secured equally and ratably with or prior to the sale and leaseback transaction, unless:

•

the aggregate principal amount of all debt then outstanding that is secured by any lien on any restricted property that does not ratably secure the debt securities (excluding any secured indebtedness permitted under “—Limitation on Liens”) plus the aggregate amount of our attributable debt and the attributable debt of our restricted subsidiaries in respect of sale and leaseback transactions then outstanding (other than any sale and leaseback transaction permitted under the following bullet point) would not exceed an amount equal to 15% of our Consolidated Net Tangible Assets; or

•

we or one of our restricted subsidiaries, within 12 months of the sale and leaseback transaction, retire an amount of our secured debt which is not subordinate to the debt securities in an amount equal to the greater of (1) the net proceeds of the sale or transfer of the property or other assets that are the subject of the sale and leaseback transaction and (2) the fair market value of the restricted property leased. (Section 1008)

“Sale and leaseback transaction” means an arrangement between us or one of our restricted subsidiaries and a bank, insurance company or other lender or investor where we or our restricted subsidiary leases a restricted property for an initial term of three years or more that was or will be sold by us or our restricted subsidiary to that lender or investor for a sale price of U.S.$1 million (or its equivalent in other currencies) or more. (Section 101)

“Attributable debt” means, with respect to any sale and leaseback transaction, the lesser of (1) the fair market value of the asset subject to such transaction and (2) the present value, discounted at a rate per annum equal to the discount rate of a capital lease obligation with a like term in accordance with IFRS, of the obligations of the lessee for net rental payments (excluding amounts on account of maintenance and repairs, insurance, taxes, assessments and similar charges and contingent rents) during the term of the lease. (Section 101)

Limitation on Sale of Capital Stock of Telcel

We may not, and we may not allow any of our subsidiaries to, sell, transfer or otherwise dispose of any shares of capital stock of Telcel if following such sale, transfer or disposition we would own, directly or indirectly, less than (1) 50% of the voting power of all of the shares of capital stock of Telcel and (2) 50% of all of the shares of capital stock of Telcel. (Section 1007)

Provision of Information

We will furnish the trustee with copies of our annual report and the information, documents and other reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), including our annual reports on Form 20-F and reports on Form 6-K, within 15 days after we file them with the SEC. In addition, we will make the same information, documents and other reports available, at our expense, to holders who so request in writing. (Section 1005)

In the event that, in the future, we are not required to file such information, documents or other reports pursuant to Section 13 or 15(d) of the Exchange Act, we will furnish on a reasonably prompt basis to the trustee and holders who so request in writing, substantially the same financial and other information that we would be required to include and file in an annual report on Form 20-F and reports on Form 6-K. (Section 1005)

If we become aware that a default or event of default or an event that with notice or the lapse of time would be an event of default has occurred and is continuing, as the case may be, we will deliver a certificate to the trustee describing the details thereof and the action we are taking or propose to take. (Section 1004)

Merger, Consolidation or Sale of Assets

We may not consolidate with or merge into any other person or, directly or indirectly, transfer, convey, sell, lease or otherwise dispose of all or substantially all of our assets and properties and may not permit any person to consolidate with or merge into us, unless all of the following conditions are met:

•

if we are not the successor person in the transaction, the successor is organized and validly existing under the laws of Mexico or the United States or any political subdivision thereof and expressly assumes our obligations under the debt securities or the indenture;

•

immediately after the transaction, no default under the debt securities has occurred and is continuing. For this purpose, “default under the debt securities” means an event of default or an event that would be an event of default with respect to the debt securities if the requirements for giving us default notice and for our default having to continue for a specific period of time were disregarded. See “—Defaults, Remedies and Waiver of Defaults”; and

•	we have delivered to the trustee an officer’s certificate and opinion of counsel, each stating, among other things, that the transaction complies with the indenture. (Section 801)

If the conditions described above are satisfied, we will not have to obtain the approval of the holders in order to merge or consolidate or to sell or otherwise dispose of our properties and assets substantially as an entirety. In addition, these conditions will apply only if we wish to merge into or consolidate with another person or sell or otherwise dispose of all or substantially all of our assets and properties. We will not need to satisfy these conditions if we enter into other types of transactions, including any transaction in which we acquire the stock or assets of another person, any transaction that involves a change of control of our company, but in which we do not merge or consolidate, and any transaction in which we sell or otherwise dispose of less than substantially all our assets.

Defaults, Remedies and Waiver of Defaults

You will have special rights if an event of default with respect to the debt securities you hold occurs and is not cured, as described below.

Events of Default

Each of the following will be an “event of default” with respect to the debt securities:

•	we fail to pay interest on any debt security within 30 days after its due date;

•	we fail to pay the principal or premium, if any, of any debt security on its due date;

•

we remain in breach of any covenant in the indenture for the benefit of holders of the debt securities, for 60 days after we receive a notice of default (sent by the trustee or the holders of not less than 25% in principal amount of the debt securities) stating that we are in breach;

•

we or Telcel experience a default or event of default under any instrument relating to debt having an aggregate principal amount exceeding U.S.$50 million (or its equivalent in other currencies) that constitutes a failure to pay principal or interest when due or results in the acceleration of the debt prior to its maturity;

•

a final judgment is rendered against us or Telcel in an aggregate amount in excess of U.S.$50 million (or its equivalent in other currencies) that is not discharged or bonded in full within 30 days; or

•	we or Telcel file for bankruptcy, or other events of bankruptcy, insolvency or reorganization or similar proceedings occur relating to us or Telcel.

Remedies Upon Event of Default

If an event of default with respect to the debt securities occurs and is not cured or waived, the trustee, at the written request of holders of not less than 25% in principal amount of the debt securities, may declare the entire principal amount of all the debt securities to be due and payable immediately, and upon any such declaration the principal, any accrued interest and any additional amounts shall become due and payable. If, however, an event of default occurs because of a bankruptcy, insolvency or reorganization relating to us or Telcel, the entire principal amount of all the debt securities and any accrued interest and any additional amounts will be automatically accelerated, without any action by the trustee or any holder and any principal, interest or additional amounts will become immediately due and payable. (Section 502)

Each of the situations described in the preceding paragraph is called an acceleration of the maturity of the debt securities. If the maturity of the debt securities is accelerated and a judgment for payment has not yet been obtained, the holders of a majority in aggregate principal amount of the debt securities may cancel the acceleration for all the debt securities, provided that all amounts then due (other than amounts due solely because of such acceleration) have been paid and all other defaults with respect to the debt securities have been cured or waived. (Section 502)

If any event of default occurs, the trustee will have special duties. In that situation, the trustee will be obligated to use those of its rights and powers under the indenture, and to use the same degree of care and skill in doing so, that a prudent person would use under the circumstances in conducting his or her own affairs.

Except as described in the prior paragraph, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection, known as an indemnity, from expenses and liability. If the trustee receives an indemnity that is reasonably satisfactory to it, the holders of a majority in principal amount of the debt securities may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the indenture with respect to the debt securities. (Sections 512 and 603(e))

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	you must give the trustee written notice that an event of default has occurred and the event of default has not been cured or waived;

•

the holders of not less than 25% in principal amount of the debt securities must make a written request that the trustee take action with respect to the debt securities because of the default and they or other holders must offer to the trustee indemnity reasonably satisfactory to the trustee against the cost and other liabilities of taking that action;

•	the trustee must not have taken action for 60 days after the above steps have been taken; and

•

during those 60 days, the holders of a majority in principal amount of the debt securities must not have given the trustee directions that are inconsistent with the written request of the holders of not less than 25% in principal amount of the debt securities. (Section 507)

You will be entitled, however, at any time to bring a lawsuit for the payment of money due on your debt securities on or after its due date. (Section 508)

Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of the maturity.

Waiver of Default

The holders of not less than a majority in principal amount of the debt securities may waive a past default for all the debt securities. If this happens, the default will be treated as if it had been cured. No one can waive a payment default on any debt security, however, without the approval of the particular holder of that debt security. (Section 513)

Modification and Waiver

There are three types of changes we can make to the indenture and the outstanding debt securities under the indenture.

Changes Requiring Each Holder’s Approval

The following changes cannot be made without the approval of each holder of an outstanding debt security affected by the change:

•	a change in the stated maturity of any principal or interest payment on a debt security;

•	a reduction in the principal amount, the interest rate or the redemption price for a debt security;

•	a change in the obligation to pay additional amounts;

•	a change in the currency of any payment on a debt security other than as permitted by the debt security;

•	a change in the place of any payment on a debt security;

•	an impairment of the holder’s right to sue for payment of any amount due on its debt security;

•	a reduction in the percentage in principal amount of the debt securities needed to change the indenture or the outstanding debt securities under the indenture; and

•	a reduction in the percentage in principal amount of the debt securities needed to waive our compliance with the indenture or to waive defaults. (Section 902)

Changes Not Requiring Approval

Some changes will not require the approval of holders of debt securities. These changes are limited to specific kinds of changes, like the addition of covenants, events of default or security, and other clarifications and changes that would not adversely affect the holders of outstanding debt securities under the indenture in any material respect. (Section 901)

Changes Requiring Majority Approval

Any other change to the indenture or the debt securities will be required to be approved by the holders of a majority in principal amount of the debt securities affected by the change or waiver. The required approval must be given by written consent. (Section 902)

The same majority approval will be required for us to obtain a waiver of any of our covenants in the indenture. Our covenants include the promises we make about merging and creating liens on our interests, which we describe under “—Merger, Consolidation or Sale of Assets” and “—Covenants.” If the holders approve a waiver of a covenant, we will not have to comply with it. The holders, however, cannot approve a waiver of any provision in a particular debt security or the indenture, as it affects that debt security, that we cannot change without the approval of the holder of that debt security as described under in “—Changes Requiring Each Holder’s Approval,” unless that holder approves the waiver. (Section 1011)

Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.

Defeasance

We may, at our option, elect to terminate (1) all of our obligations with respect to the debt securities (“legal defeasance”), except for certain obligations, including those regarding any trust established for defeasance and obligations relating to the transfer and exchange of the debt securities, the replacement of mutilated, destroyed, lost or stolen debt securities and the maintenance of agencies with respect to the debt securities (Sections 1201 and 1202) or (2) our obligations under the covenants in the indenture, so that any failure to comply with such obligations will not constitute an event of default (“covenant defeasance”) in respect of the debt securities (Sections 1201 and 1203). In order to exercise either legal defeasance or covenant defeasance, we must irrevocably deposit with the trustee U.S. dollars or such other currency in which the debt securities are denominated (the “securities currency”), government obligations of the United States or a government, governmental agency or central bank of the country whose currency is the securities currency, or any combination thereof, in such amounts as will be sufficient to pay the principal, premium, if any, and interest (including additional amounts) in respect of the debt securities then outstanding on the maturity date of the debt securities, and comply with certain other conditions, including, without limitation, the delivery of opinions of counsel as to specified tax and other matters. (Sections 1201, 1204 and 1205)

If we elect either legal defeasance or covenant defeasance with respect to any debt securities, we must so elect it with respect to all of the debt securities. (Section 1201)

Special Rules for Actions by Holders

When holders take any action under the indenture, such as giving a notice of default, declaring an acceleration, approving any change or waiver or giving the trustee an instruction, we will apply the following rules.

Only Outstanding Debt Securities are Eligible for Action by Holders

Only holders of outstanding debt securities will be eligible to vote or participate in any action by holders. In addition, we will count only outstanding debt securities in determining whether the various percentage requirements for voting or taking action have been met. For these purposes, a debt security will not be “outstanding” if it has been surrendered for cancellation or if we have deposited or set aside, in trust for its holder, money for its payment or redemption. (Section 101)

Determining Record Dates for Action by Holders

We will generally be entitled to set any day as a record date for the purpose of determining the holders that are entitled to take action under the indenture. In some limited circumstances, only the trustee will be entitled to set a record date for action by holders. If we or the trustee set a record date for an approval or other action to be taken by holders, that vote or action may be taken only by persons or entities who are holders on the record date and must be taken during the period that we specify for this purpose, or that the trustee specifies if it sets the record date. We or the trustee, as applicable, may shorten or lengthen this period from time to time. This period, however, may not extend beyond the 180th day after the record date for the action. In addition, record dates for any global debt securities may be set in accordance with procedures established by the depositary from time to time. (Section 104)

Transfer Agents

We may appoint one or more transfer agents, at whose designated offices any debt securities in certificated form may be transferred or exchanged and also surrendered before payment is made at maturity. Initially, we have appointed the trustee, at its corporate trust office in New York City, as transfer agent. We may also choose to act as our own transfer agent. We must notify you of changes in the transfer agent as described under “—Notices.” If we issue debt securities in certificated form, holders of debt securities in certificated form will be able to transfer their debt securities, in whole or in part, by surrendering the debt securities, with a duly completed form of transfer, for registration of transfer at the office of our transfer agent in New York City. We will not charge any fee for the registration or transfer or exchange, except that we may require the payment of a sum sufficient to cover any applicable tax or other governmental charge payable in connection with the transfer. (Sections 304 and 1002)

Notices

As long as we issue debt securities in global form, notices to be given to holders will be given to DTC, in accordance with its applicable policies as in effect from time to time. If we issue debt securities in certificated form, notices to be given to holders will be sent by mail to the respective addresses of the holders as they appear in the trustee’s records, and will be deemed given when mailed. (Section 106)

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder. (Section 106)

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York, United States of America. (Section 113)

Submission to Jurisdiction

In connection with any legal action or proceeding arising out of or relating to the debt securities or the indenture (subject to the exceptions described below), we have:

•	submitted to the jurisdiction of any U.S. federal or New York state court in the Borough of Manhattan, The City of New York, and any appellate court thereof;

•

agreed that all claims in respect of such legal action or proceeding may be heard and determined in such U.S. federal or New York state court and waived, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding and any right of jurisdiction in such action or proceeding on account of our place of residence or domicile; and

•	appointed CT Corporation System, with an office at 111 Eighth Avenue, New York, New York 10011, United States of America, as process agent.

The process agent will receive, on our behalf, service of copies of the summons and complaint and any other process which may be served in any such legal action or proceeding brought in such New York state or U.S. federal court sitting in New York City. Service may be made by mailing or delivering a copy of such process to us at the address specified above for the process agent. (Section 115)

A final judgment in any of the above legal actions or proceedings will be conclusive and may be enforced in other jurisdictions, in each case, to the extent permitted under the applicable laws of such jurisdiction.

In addition to the foregoing, the holders may serve legal process in any other manner permitted by applicable law. The above provisions do not limit the right of any holder to bring any action or proceeding against us or our properties in other courts where jurisdiction is independently established. (Section 115)

To the extent that we have or hereafter may acquire or have attributed to us any sovereign or other immunity under any law, we have agreed to waive, to the fullest extent permitted by law, such immunity from jurisdiction or to service of process in respect of any legal suit, action or proceeding arising out of or relating to the indenture or the debt securities. (Section 115)

Currency Indemnity

Our obligations under the debt securities will be discharged only to the extent that the relevant holder is able to purchase the securities currency with any other currency paid to that holder in accordance with any judgment or otherwise. If the holder cannot purchase the securities currency in the amount originally to be paid, we have agreed to pay the difference. The holder, however, agrees that, if the amount of the securities currency purchased exceeds the amount originally to be paid to such holder, the holder will reimburse the excess to us. The holder will not be obligated to make this reimbursement if we are in default of our obligations under the debt securities. (Section 1010)

Our Relationship with the Trustee

The Bank of New York Mellon is initially serving as the trustee for the debt securities. The Bank of New York Mellon or its affiliates may have other business relationships with us from time to time.

DESCRIPTION OF WARRANTS

We may issue warrants, in one or more series, for the purchase of debt securities. Warrants may be issued independently or together with our debt securities and may be attached to or separate from any offered securities. In addition to this summary, you should refer to the detailed provisions of the specific warrant agreement for complete terms of the warrants and the warrant agreement. A form of warrant agreement will be filed as an exhibit to the registration statement.

The warrants will be evidenced by warrant certificates. Unless otherwise specified in the prospectus supplement, the warrant certificates may be traded separately from the debt securities, if any, with which the warrant certificates were issued. Warrant certificates may be exchanged for new warrant certificates of different denominations at the office of an agent that we will appoint. Until a warrant is exercised, the holder of a warrant does not have any of the rights of a holder of our debt securities and is not entitled to any payments on any debt securities issuable upon exercise of the warrants.

A prospectus supplement accompanying this prospectus relating to a particular series of warrants will describe the terms of those warrants, including:

•	the title and the aggregate number of warrants;

•	the debt securities for which each warrant is exercisable;

•	the date or dates on which the right to exercise such warrants commence and expire;

•	the price or prices at which such warrants are exercisable;

•	the currency or currencies in which such warrants are exercisable;

•	the periods during which and places at which such warrants are exercisable;

•	the terms of any mandatory or optional call provisions;

•	the price or prices, if any, at which the warrants may be redeemed at the option of the holder or will be redeemed upon expiration;

•	the identity of the warrant agent; and

•	the exchanges, if any, on which such warrants may be listed.

You may exercise warrants by payment to our warrant agent of the exercise price, in each case in such currency or currencies as are specified in the warrant, and giving your identity and the number of warrants to be exercised. Once you pay our warrant agent and deliver the properly completed and executed warrant certificate to our warrant agent at the specified office, our warrant agent will, as soon as practicable, forward securities to you in authorized denominations or share amounts. If you exercise less than all of the warrants evidenced by your warrant certificate, you will be issued a new warrant certificate for the remaining amount of warrants.

DESCRIPTION OF GUARANTEES

Under our guarantees of debt securities issued by others, we will irrevocably and unconditionally guarantee the full and punctual payment of principal, premium, if any, interest, additional amounts and any other amounts that may become due and payable by the issuer in respect of the series of debt securities that were provided with our guarantees. If the issuer fails to pay any such amount, we will pay the amount that is due and required to be paid.

Set forth below is a summary of the terms of our guarantees. This summary does not purport to be complete, and is qualified in its entirety by reference to the relevant terms of the guarantees.

Our guarantees:

•

will be our unsecured and unsubordinated obligations and will rank equally in right of payment with all of our other unsecured and unsubordinated debt (including guarantees of subsidiaries’ indebtedness);

•	will be effectively subordinated to all of our existing and future secured obligations and to all existing and future liabilities of our subsidiaries; and

•	do not restrict our ability or the ability of our subsidiaries to incur or guarantee additional indebtedness in the future.

We are a holding company, and our principal assets are shares that we hold in our subsidiaries. Our guarantees will not be secured by any of our assets or properties. As a result, by owning our guarantees, you will be one of our unsecured creditors. The guarantees will not be subordinated to any of our other unsecured debt obligations. In the event of a bankruptcy or liquidation proceeding against us, the guarantees would rank equally in right of payment with all our other unsecured and unsubordinated debt (including guarantees of subsidiaries’ indebtedness).

FORM OF SECURITIES, CLEARING AND SETTLEMENT

Global Securities

Unless otherwise specified in the applicable prospectus supplement, the following information relates to the form, clearing and settlement of U.S. dollar-denominated debt securities.

We will issue the securities in global form, without interest coupons. Securities issued in global form will be represented, at least initially, by one or more global debt securities. Upon issuance, global securities will be deposited with the trustee as custodian for The Depository Trust Company (“DTC”), and registered in the name of Cede & Co., as DTC’s partnership nominee. Ownership of beneficial interests in each global security will be limited to persons who have accounts with DTC, whom we refer to as DTC participants, or persons who hold interests through DTC participants. We expect that, under procedures established by DTC, ownership of beneficial interests in each global security will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global securities).

Beneficial interests in the global securities may be credited within DTC to Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream”) on behalf of the owners of such interests.

Investors may hold their interests in the global securities directly through DTC, Euroclear or Clearstream, if they are participants in those systems, or indirectly through organizations that are participants in those systems.

Beneficial interests in the global securities may not be exchanged for securities in physical, certificated form except in the limited circumstances described below.

Book-Entry Procedures for Global Securities

Interests in the global securities will be subject to the operations and procedures of DTC, Euroclear and Clearstream. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. We are not responsible for those operations or procedures.

DTC has advised that it is:

•	a limited purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the U.S. Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic computerized book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers; banks and trust companies; clearing corporations; and certain other organizations. Indirect access to DTC’s system is also available to others such as securities brokers and dealers; banks and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee will be considered the sole owner or holder of the securities represented by that global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security:

•	will not be entitled to have securities represented by the global security registered in their names;

•	will not receive or be entitled to receive physical, certificated securities; and

•

will not be considered the registered owners or holders of the securities under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global security must rely on the procedures of DTC to exercise any rights of a holder of securities under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium, if any, and interest with respect to the securities represented by a global security will be made by the trustee to DTC’s nominee as the registered holder of the global security. Neither we nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global security, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global security will be governed by standing instructions and customary practices and will be the responsibility of those participants or indirect participants and not of DTC, its nominee or us.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a global security held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant global securities in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a global security from a DTC participant will be credited on the business day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a global security to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the business day for Euroclear or Clearstream following the DTC settlement date.

DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the global securities among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the trustee have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

Certificated Securities

Beneficial interests in the global securities may not be exchanged for securities in physical, certificated form unless:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global securities and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the trustee that we elect to cause the issuance of certificated securities; or

•	certain other events provided in the indenture should occur, including the occurrence and continuance of an event of default with respect to the securities.

In all cases, certificated securities delivered in exchange for any global security will be registered in the names, and issued in any approved denominations, requested by the depository.

For information concerning paying agents for any securities in certificated form, see “Description of Debt Securities—Payment Provisions—Payments on Certificated Debt Securities.”

Debt Securities Denominated in a Currency other than U.S. Dollars

Unless otherwise specified in the applicable prospectus supplement, the following information relates to the form, clearing and settlement of debt securities denominated in a currency other than the U.S. dollar.

We will issue the debt securities as one or more global securities registered in the name of a common depositary for Clearstream and Euroclear. Investors may hold book-entry interests in the global securities through organizations that participate, directly or indirectly, in Clearstream and/or Euroclear. Book-entry interests in the debt securities and all transfers relating to the debt securities will be reflected in the book-entry records of Clearstream and Euroclear.

The distribution of the debt securities will be carried through Clearstream and Euroclear. Any secondary market trading of book-entry interests in the debt securities will take place through participants in Clearstream and Euroclear and will settle in same-day funds. Owners of book-entry interests in the debt securities will receive payments relating to their debt securities in U.S. dollars or such other currency in which the debt securities are denominated, as applicable. Clearstream and Euroclear have established electronic securities and payment transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow securities to be issued, held and transferred among the clearing systems without the physical transfer of certificates. Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market.

The policies of Clearstream and Euroclear will govern payments, transfers, exchange and other matters relating to the investor’s interest in securities held by them. We have no responsibility for any aspect of the records kept by Clearstream or Euroclear or any of their direct or indirect participants. We do not supervise these systems in any way.

Clearstream and Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform or continue to perform these procedures and may modify them or discontinue them at any time.

Except as provided below, owners of beneficial interest in the debt securities will not be entitled to have the debt securities registered in their names, will not receive or be entitled to receive physical delivery of the debt securities in definitive form and will not be considered the owners or holders of the debt securities under the indenture governing the debt securities, including for purposes of receiving any reports delivered by us or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a debt security must rely on the procedures of the Clearstream and Euroclear and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, in order to exercise any rights of a holder of debt securities.

This description of the clearing systems reflects our understanding of the rules and procedures of Clearstream and Euroclear as they are currently in effect. These systems could change their rules and procedures at any time. We have obtained the information in this section concerning Clearstream and Euroclear and their book-entry systems and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

Clearstream and Euroclear

Clearstream has advised that: it is a duly licensed bank organized as a société anonyme incorporated under the laws of Luxembourg and is subject to regulation by the Luxembourg Commission for the supervision of the financial sector (Commission de surveillance du secteur financier); it holds securities for its customers and facilitates the clearance and settlement of securities transactions among them, and does so through electronic book-entry transfers between the accounts of its customers, thereby eliminating the need for physical movement of certificates; it provides other services to its customers, including safekeeping, administration, clearance and settlement of internationally traded securities and lending and borrowing of securities; it interfaces with the domestic markets in over 30 countries through established depositary and custodial relationships; its customers include worldwide securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other professional financial intermediaries; its U.S. customers are limited to securities brokers and dealers and banks; and indirect access to the Clearstream system is also available to others that clear through Clearstream customers or that have custodial relationships with its customers, such as banks, brokers, dealers and trust companies.

Euroclear has advised that: it is incorporated under the laws of Belgium as a bank and is subject to regulation by the Belgian Banking and Finance Commission (Commission Bancaire et Financiére) and the National Bank of Belgium (Banque Nationale de Belgique); it holds securities for its participants and facilitates the clearance and settlement of securities transactions among them; it does so through simultaneous electronic book-entry delivery against payments, thereby eliminating the need for physical movement of certificates; it provides other services to its participants, including credit, custody, lending and borrowing of securities and tri-party collateral management; it interfaces with the domestic markets of several countries; its customers include banks, including central banks, securities brokers and dealers, banks, trust companies and clearing corporations and certain other professional financial intermediaries; indirect access to the Euroclear system is also available to others that clear through Euroclear customers or that have custodial relationships with Euroclear customers; and all securities in Euroclear are held on a fungible basis, which means that specific certificates are not matched to specific securities clearance accounts.

Clearance and Settlement Procedures

We understand that investors that hold their debt securities through Clearstream or Euroclear accounts will follow the settlement procedures that are applicable to securities in registered form. Debt securities will be credited to the securities custody accounts of Clearstream and Euroclear participants on the business day following the settlement date for value on the settlement date. They will be credited either free of payment or against payment for value on the settlement date.

We understand that secondary market trading between Clearstream and/or Euroclear participants will occur in the ordinary way following the applicable rules and operating procedures of Clearstream and Euroclear. Secondary market trading will be settled using procedures applicable to securities in registered form.

You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving the debt securities through Clearstream and Euroclear on business days. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States or Mexico.

In addition, because of time zone differences, there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States or Mexico. U.S. and Mexican investors who wish to transfer their interests in the debt securities, or to make or receive a payment or delivery of the debt securities on a particular day may find that the transactions will not be performed until the next business day in Luxembourg or Brussels, depending on whether Clearstream or Euroclear is used.

Clearstream or Euroclear will credit payments to the cash accounts of participants in Clearstream or Euroclear in accordance with the relevant systemic rules and procedures, to the extent received by its depositary. Clearstream or Euroclear, as the case may be, will take any other action permitted to be taken by a holder under the indenture on behalf of a Clearstream or Euroclear participant only in accordance with its relevant rules and procedures.

Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the debt securities among participants of Clearstream and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

Same-Day Settlement and Payment

The underwriters will settle the debt securities in immediately available funds. We will make all payments of principal and interest on the debt securities in immediately available funds. Secondary market trading between participants in Clearstream and Euroclear will occur in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to securities in immediately available funds. See “—Clearstream and Euroclear.”

Debt Securities Denominated in Pesos

Holders of debt securities denominated in Mexican pesos may own beneficial interests in the global security through the facilities of S.D. Indeval S.A. de C.V., Institución para el Depósito de Valores (“Indeval”), which is a participant in each of Clearstream and Euroclear. Indeval is a privately owned securities depositary that is authorized and acts as a clearinghouse, depositary and central custodian for securities in Mexico. As such, Indeval provides settlement and transfer services and is the registration agent for Mexican securities transactions, eliminating the need for physical transfer of securities. Holders who own beneficial interests in the debt securities through Indeval may be required to certify as to their residency in accordance with the procedures of Indeval.

Certificated Debt Securities

We will issue debt securities to you in certificated registered form only if:

•	Clearstream or Euroclear is no longer willing or able to discharge its responsibilities properly, and neither the trustee nor we have appointed a qualified successor within 90 days; or

•	we, at our option, notify the trustee that we elect to cause the issuance of certificated debt securities; or

•	certain other events provided in the indenture should occur, including the occurrence and continuance of an event of default with respect to the debt securities.

If any of these three events occurs, the trustee will reissue the debt securities in fully certificated registered form and will recognize the registered holders of the certificated debt securities as holders under the indenture.

In the event that we issue certificated securities under the limited circumstances described above, then holders of certificated securities may transfer their debt securities in whole or in part upon the surrender of the certificate to be transferred, together with a completed and executed assignment form endorsed on the definitive debt security, at the offices of the transfer agent in New York City. Copies of this assignment form may be obtained at the offices of the transfer agent in New York City. Each time that we transfer or exchange a new debt security in certificated form for another debt security in certificated form, and after the transfer agent receives a completed assignment form, we will make available for delivery the new definitive debt security at the offices of the transfer agent in New York City. Alternatively, at the option of the person requesting the transfer or exchange, we will mail, at that person’s risk, the new definitive debt security to the address of that person that is specified in the assignment form. In addition, if we issue debt securities in certificated form, then we will make payments of principal of, interest on and any other amounts payable under the debt securities to holders in whose names the debt securities in certificated form are registered at the close of business on the record date for these payments. If the debt securities are issued in certificated form, we will make payments of principal and any redemption payments against the surrender of these certificated debt securities at the offices of the paying agent in New York City.

Unless and until we issue the debt securities in fully-certificated, registered form,

•	you will not be entitled to receive a certificate representing our interest in the debt securities;

•	all references in this prospectus or any prospectus supplement to actions by holders will refer to actions taken by a depositary upon instructions from their direct participants; and

•

all references in this prospectus or in any prospectus supplement to payments and notices to holders will refer to payments and notices to the depositary as the registered holder of the debt securities, for distribution to you in accordance with its policies and procedures.

TAXATION

The following summary of certain Mexican federal and U.S. federal income tax considerations contains a description of the principal Mexican federal and U.S. federal income tax consequences of the purchase, ownership and disposition of the debt securities, but does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the debt securities. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States and Mexico, or U.S. federal taxes other than income taxes.

This summary is based on the tax laws of Mexico and the United States as in effect on the date of this registration statement (including the tax treaty described below), as well as on rules and regulations of Mexico and regulations, rulings and decisions of the United States available on or before such date and now in effect. All of the foregoing are subject to change, which change could apply retroactively and could affect the continued validity of this summary.

Prospective purchasers of debt securities should consult their own tax advisors as to the Mexican, United States or other tax consequences of the purchase, ownership and disposition of the debt securities, including, in particular, the application to their particular situations of the tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

Mexican Tax Considerations

The following is a general summary of the principal consequences under the Mexican Ley del Impuesto sobre la Renta (the “Mexican Income Tax Law”) and rules and regulations thereunder, as currently in effect, of the purchase, ownership and disposition of the debt securities by a holder that is not a resident of Mexico and that will not hold debt securities or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a “foreign holder”).

For purposes of Mexican taxation, tax residency is a highly technical definition that involves the application of a number of factors. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico, and a corporation is considered a resident if it has established its principal place of business management or its effective seat of business management in Mexico. However, any determination of residence should take into account the particular situation of each person or legal entity.

U.S./Mexico and Other Tax Treaties

The United States and Mexico have entered into a Convention for the Avoidance of Double Taxation (collectively, with subsequent Protocols thereto, referred to as the “tax treaty”). Provisions of the tax treaty that may affect the taxation of certain United States holders are summarized below. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters. Mexico has also entered into and is negotiating several other tax treaties that may reduce the amount of Mexican withholding tax to which payments of interest on the debt securities may be subject. Prospective purchasers of debt securities should consult their own tax advisors as to the tax consequences, if any, of such treaties.

Payments of Interest, Principal and Premium in Respect of the Debt Securities

Under the Mexican Income Tax Law, payments of interest we make in respect of the debt securities (including payments of principal in excess of the issue price of such debt securities, which, under Mexican law, are deemed to be interest) to a foreign holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% if (1) the debt securities are placed through banks or brokerage houses (casas de bolsa) in a country with which Mexico has entered into a tax treaty for the avoidance of double taxation, which is in effect, (2) the CNBV has been notified of the issuance of the debt securities pursuant to the Mexican Income Tax Law and Article 7 of the Mexican Securities Market Law (Ley del Mercado de Valores) and its regulations, and (3) the information requirements specified in the general rules of the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público or the “SHCP”) are satisfied. In case such requirements are not met, the applicable withholding tax rate will be 10%. We believe that because the conditions described in (1) through (3) above will be satisfied, the applicable withholding tax rate will be 4.9%.

A higher income tax withholding rate will be applicable when a party related to us, jointly or individually, directly or indirectly, is the effective beneficiary of more than 5% of the aggregate amount of payments treated as interest on the debt securities, as set forth in the Mexican Income Tax Law.

Payments of interest we make with respect to the debt securities to a non-Mexican pension or retirement fund will be generally exempt from Mexican withholding taxes, provided that (1) the fund is the effective beneficiary of such interest income, (2) the fund is duly established pursuant to the laws of its country of origin, (3) the relevant interest income is exempt from taxation in such country, and (4) the fund is duly registered with the SHCP.

We have agreed, subject to specified exceptions and limitations, to pay additional amounts to the holders of debt securities in respect of the Mexican withholding taxes mentioned above. If we pay additional amounts in respect of such Mexican withholding taxes, any refunds of such additional amounts will be for our account. See “Description of Debt Securities—Payment of Additional Amounts.”

Holders or beneficial owners of debt securities may be requested to provide certain information or documentation necessary to enable us to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided on a timely basis, our obligations to pay additional amounts may be limited as set forth under “Description of Debt Securities—Payment of Additional Amounts.”

Under the Mexican Income Tax Law, payments of principal we make to a foreign holder of debt securities will not be subject to any Mexican withholding or similar taxes.

Taxation of Disposition of Debt Securities

The application of Mexican tax law provisions to capital gains realized on the disposition of debt securities by foreign holders is unclear. We expect that no Mexican tax will be imposed on transfers of debt securities between foreign holders effected outside of Mexico.

Other Mexican Taxes

A foreign holder will not be liable for estate, gift, inheritance or similar taxes with respect to its holdings of debt securities. There are no Mexican stamp, issue registration or similar taxes payable by a foreign holder with respect to debt securities.

U.S. Federal Income Tax Considerations

The following is a summary of the principal U.S. federal income tax considerations that may be relevant to a beneficial owner of debt securities that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of the debt securities (a “U.S. holder”) and certain U.S. federal income tax considerations that may be relevant to a beneficial owner of debt securities (other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder (a “non-U.S. holder”). It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor’s decision to invest in debt securities.

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. In addition, except where noted, this summary deals only with investors that are U.S. holders who acquire the debt securities in the United States as part of the initial offering of the debt securities, who will own the debt securities as capital assets, and whose functional currency is the U.S. dollar. It does not address U.S. federal income tax considerations applicable to investors who may be subject to special tax rules, such as banks, financial institutions, partnerships (or entities treated as a partnership for U.S. federal income tax purposes) or partners therein, tax-exempt entities, insurance companies, traders in securities that elect to use the mark-to-market method of accounting for their securities, persons subject to the alternative minimum tax, U.S. expatriates, dealers in securities or currencies, certain short-term holders of debt securities, or persons that hedge their exposure in the debt securities or will hold debt securities as a position in a “straddle” or conversion transaction or as part of a “synthetic security” or other integrated financial transaction. U.S. holders should be aware that the U.S. federal income tax consequences of holding the debt securities may be materially different for investors described in the prior sentence. This discussion also does not address all of the tax considerations that may be relevant to particular issuances of debt securities, such as debt securities offered at a price less or more than their stated principal amount or debt securities denominated in a currency other than the U.S. dollar. For information regarding any such special tax considerations relevant to particular issuances, or regarding the issuance of warrants, if any, you should read the applicable prospectus supplement.

Payments of Interest and Additional Amounts

Payments of the gross amount of interest and additional amounts (as defined in “Description of Debt Securities—Payment of Additional Amounts”) with respect to a debt security, i.e., including amounts withheld in respect of Mexican withholding taxes, will be taxable to a U.S. holder as ordinary interest income at the time that such payments are accrued or are received, in accordance with the U.S. holder’s regular method of tax accounting. Thus, accrual method U.S. holders will report stated interest on the debt security as it accrues, and cash method U.S. holders will report interest when it is received or unconditionally made available for receipt.

The Mexican withholding tax that is imposed on interest will be treated as a foreign income tax eligible, subject to generally applicable limitations and conditions under the Code, for credit against a U.S. holder’s federal income tax liability or, at the U.S. holder’s election, for deduction in computing the holder’s taxable income (provided that the U.S. holder elects to deduct, rather than credit, all foreign income taxes paid or accrued for the relevant taxable year). Interest and additional amounts paid on the debt securities generally will constitute foreign source passive category income.

The calculation and availability of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules (including, in the case of foreign tax credits, relating to a minimum holding period) that depend on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of additional amounts.

Sale or other Taxable Disposition of Debt Securities

A U.S. holder generally will recognize gain or loss on the sale or other taxable disposition of the debt securities in an amount equal to the difference between (i) the amount realized on such sale or other taxable disposition (other than amounts attributable to accrued but unpaid interest, including any additional amounts thereon, which will be taxable as ordinary income to the extent not previously included in income) and (ii) the U.S. holder’s adjusted tax basis in the debt securities. A U.S. holder’s adjusted tax basis in a debt security generally will be its cost for that debt security. Gain or loss realized by a U.S. holder on such sale or other taxable disposition generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of the disposition, the debt securities have been held for more than one year. Certain non-corporate U.S. holders (including individuals) may be eligible for preferential rates of taxation in respect of long-term capital gains. The deductibility of capital losses is subject to limitations.

Capital gain or loss recognized by a U.S. holder generally will be U.S.-source gain or loss. Consequently, if any such gain would be subject to Mexican income tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. U.S. holders should consult their own tax advisors as to the foreign tax credit implications of a disposition of the debt securities.

Non-U.S. Holders

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on interest received on the debt securities or on gain realized on the sale or other taxable disposition of debt securities unless (i) the interest or gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment) or (ii) in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition and certain other conditions are met.

Information Reporting and Backup Withholding

Payments on the debt securities, and proceeds of the sale or other disposition of the debt securities, that are paid within the United States or through certain U.S. related financial intermediaries to a U.S. holder generally are subject to information reporting and backup withholding unless (i) the U.S. holder is a corporation or other exempt recipient and demonstrates this fact when so required or (ii) in the case of backup withholding, the U.S. holder provides an accurate taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Although non-U.S. holders generally are exempt from information reporting and backup withholding, a non-U.S. holder may, in certain circumstances, be required to comply with certification procedures to prove entitlement to this exemption.

PLAN OF DISTRIBUTION

At the time of offering any securities, we will supplement the following summary of the plan of distribution with a description of the offering, including the particular terms and conditions thereof, set forth in a prospectus supplement relating to those securities.

We may sell securities in any of three ways: (1) through underwriters or dealers; (2) directly to one or a limited number of institutional purchasers; or (3) through agents. Each prospectus supplement with respect to a series of securities will set forth the terms of the offering of those securities, including the name or names of any underwriters or agents, the price of such securities and the net proceeds to us from such sale, any underwriting discounts, commissions or other items constituting underwriters’ or agents’ compensation, any discount or concessions allowed or reallowed or paid to dealers and any securities exchanges on which those securities may be listed.

If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. We may offer the securities to the public either through underwriting syndicates of investment banking firms represented by managing underwriters, or directly through one or more such investment banking firms or others, as designated. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the securities offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We may sell securities either directly to one or more institutional purchasers, or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities will be named, and any commissions payable by us to such agent will be set forth in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment.

If indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase the securities from us at the public offering price set forth in the prospectus supplement plus accrued interest, if any, pursuant to delayed delivery contracts providing for payment and delivery on one or more specified dates in the future. Institutions with which such contracts may be made include commercial and saving banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all such cases we must approve such institutions. Such contracts will be subject only to those conditions set forth in such prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of those contracts.

Agents and underwriters may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof.

Agents and underwriters may engage in transactions with us or perform services for us in the ordinary course of business.

In compliance with guidelines of the Financial Industry Regulatory Authority (“FINRA”), the maximum amount of underwriting compensation, including underwriting commissions or discounts, to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus; however, it is anticipated that the maximum underwriting compensation to be received in any particular offering of our securities will be significantly less than this amount.

No securities will be publicly offered or traded in Mexico absent an available exception under the Mexican Securities Market Law.

EXPERTS

The consolidated financial statements of América Móvil, S.A.B. de C.V. appearing in its annual report on Form 20-F for the year ended December 31, 2011, and the effectiveness of América Móvil, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2011, have been audited by Mancera, S.C., a member practice of Ernst & Young Global, an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

VALIDITY OF SECURITIES

Unless otherwise specified in the applicable prospectus supplement, Cleary Gottlieb Steen & Hamilton LLP will provide an opinion regarding the validity of the securities under New York law, and Bufete Robles Miaja, S.C. will provide an opinion regarding the authorization of the securities under Mexican law.

Mr. Rafael Robles Miaja, our Corporate Pro-Secretary and formerly our Corporate Secretary and member of our Board of Directors, is a partner at the firm Bufete Robles Miaja, S.C.

ENFORCEABILITY OF CIVIL LIABILITIES

América Móvil is a corporation organized under the laws of Mexico, with its principal places of business (domicilio social) in Mexico City. In addition, most of our directors, officers and controlling persons, as well as certain experts named in this prospectus, reside outside the United States, and all or a substantial portion of their assets and our assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon these persons or to enforce against them, either inside or outside the United States, judgments obtained against these persons in U.S. courts, or to enforce in U.S. courts judgments obtained against these persons in courts in jurisdictions outside the United States, in each case, in any action predicated upon civil liabilities under the U.S. federal securities laws. Based on the opinion of Bufete Robles Miaja, S.C., our Mexican counsel, there is doubt as to the enforceability against these persons in Mexico, whether in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the U.S. federal securities laws.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement, including exhibits, which we have filed with the SEC on Form F-3 under the Securities Act of 1933, as amended. This prospectus does not contain all of the information set forth in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. We have filed certain of these documents as exhibits to our registration statement and we refer you to those documents. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and certain later information that we file with the SEC will automatically update and supersede earlier information filed with the SEC or included in this prospectus or a prospectus supplement. We incorporate by reference the following documents:

•	our annual report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April 30, 2012 (SEC File No. 001-16269);

•	our report on Form 6-K filed with the SEC on June 28, 2012 (SEC File No. 001-16269);

•

any future annual reports on Form 20-F filed with the SEC under the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities offered by this prospectus; and

•

any future reports on Form 6-K that we furnish to the SEC after the date of this prospectus and prior to the termination of the offering of debt securities offered by this prospectus that are identified in such reports as being incorporated by reference in our Registration Statement on Form F-3.

You may request a copy of any and all of the information that has been incorporated by reference in this prospectus and that has not been delivered with this prospectus, at no cost, by writing or telephoning us at Lago Zurich 245, Edificio Telcel, Colonia Granada Ampliación, Delegación Miguel Hidalgo, 11529, México D.F., México, Attention: Investor Relations, telephone (5255) 2581-4449.